Form 10-K, Exhibit 13
period 1993-12-31
TRANSCO ENERGY CO
filed 1994-03-24
CIK 99231

                                                                    EXHIBIT 13

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   CONDITION AND RESULTS OF OPERATIONS (This discussion should be read in conjunction with the Consolidated Financial Statements and Selected Financial Data included elsewhere in this report.)

INTRODUCTION

In October 1991 Transco's Board of Directors approved a comprehensive strategic and financial plan (Plan) designed to stabilize Transco's financial position, improve its financial flexibility and restore its earnings. Since the Plan's adoption, Transco has made significant progress in the implementation of the Plan, including the sale of certain non-core and non-strategic businesses, reduction in capital expenditures, resolution of certain material litigation and improvement in its results of operations and financial flexibility.

The Company remains committed to deleveraging its balance sheet, further eliminating or mitigating the potentially adverse impact from the resolution of remaining litigation and contingencies and improving financial results.

In order to further improve financial results, in conjunction with efforts to reduce debt and related interest expense, the Company will continue efforts to ensure the solid financial performance of TGPL and Texas Gas, while working to eliminate operating losses from Gas Marketing and Gas Gathering.

CAPITAL RESOURCES AND LIQUIDITY

FINANCINGS

Transco funds its capital requirements, including its working capital requirements, with cash flows from operating activities, including the sale of trade receivables, supplemented, when required, with borrowings under its $450 million working capital line. In 1993, the Company also received the benefits of the proceeds from the TEVCO sale and the transfer of the coalbed methane properties. At December 31, 1993, the Company had $142 million in short-term investments and no outstanding borrowings under its $450 million working capital line.

As discussed in Notes E and M of the Notes to Consolidated Financial Statements, during 1993 and January 1994 Transco:

  - entered into new trade receivables programs for TGPL and Texas Gas to provide for the sale of up to $140 million of trade receivables;
  - amended and extended the $450 million working capital line of the Transco Bank Credit Facility through 1996;
  - repriced the interest rate on TGPL's Extendible Notes due May 15, 2000 to a rate of 6.21% until May 14, 1996; and
  - executed five-year interest rate swap agreements with a group of banks to convert an additional $150 million of fixed-rate debt to floating-rate debt.

With the completion of these steps, Transco expects to reduce its interest expense and provide sources to fund its capital requirements.

As discussed in Note F of the Notes to Consolidated Financial Statements, in November 1993 Transco sold a new $3.50 series Preferred Stock and redeemed the 9.25% Preferred Stock. The redemption of the 9.25% Preferred Stock will improve the Company's financial results by reducing its fixed charges and by eliminating the obligation to redeem the 9.25% Preferred Stock upon maturity in April 1999.

Texas Gas has $150 million of 10% debentures that mature November 1, 1994, which Texas Gas intends to refinance.

PROCEEDS FROM ASSET SALES

As discussed in Notes J and L of the Notes to Consolidated Financial Statements, Transco closed the sale of the common stock of TEVCO for $150 million in cash and completed the transfer of Magnolia's interest in the coalbed methane properties for initial proceeds of $15.5 million in cash. The sale of TEVCO allowed Transco to exit a business that it saw growing increasingly more international. The exit is consistent with the Company's strategic focus and near-term funding abilities if Transco is to continue expanding its natural gas businesses and improve its balance sheet. In addition, the Company completed the transfer of its coalbed methane properties in order to eliminate the need for future capital investments by the Company and to eliminate losses incurred in the operations of these properties. The net cash proceeds from these transactions were used for general corporate purposes and short-term investments.

CAPITALIZATION AND CASH FLOWS

As shown in the following table, at December 31, 1993, the percentage of total debt to total invested capital was 72.7% compared to 71.7% at December 31, 1992. Although total debt decreased by $63 million from December 31, 1992, the charges in 1993, including the writedown of the Company's investment in the coalbed methane properties, the settlement of the Corpus Christi litigation and the write-off of a note receivable, as discussed in Notes L, C and K of the Notes to Consolidated Financial Statements, had the effect of increasing the percentage of total debt to total invested capital.

                                                                  1993               1992               1991
                                                                  ----               ----               ----
                                                                                (IN MILLIONS)

Common Stockholders' Equity                               $        391.3      $        429.9       $      386.8
Preferred Stock                                                    340.6               362.7              367.7
Long-term Debt, less Current Maturities                          1,786.6             1,819.9            1,721.8
                                                          --------------      --------------       ------------
   Total Capitalization                                          2,518.5             2,612.5            2,476.3
Short-term Debt and Current Maturities of Long-term Debt           159.5               188.8              398.0
                                                          --------------      --------------       ------------
   Total Invested Capital                                 $      2,678.0      $      2,801.3       $    2,874.3
                                                          ==============      ==============       ============

Long-term Debt, less Current Maturities as a Percentage
   of Total Capitalization                                          70.9%               69.7%              69.5%
Common Stockholders' Equity as a Percentage of
   Total Capitalization                                             15.5%               16.5%              15.6%
Total Debt as a Percentage of
   Total Invested Capital                                           72.7%               71.7%              73.8%

Short-term investments of $142 million at December 31, 1993 were the result of the TEVCO sale proceeds. The Company expects to use a substantial portion of these short-term investments in 1994 to fund TGPL's rate refund obligation to non-affiliated companies.

As shown in the accompanying Consolidated Statement of Cash Flows, for the year ended December 31, 1993, Transco had net positive cash flows primarily from the operations of TGPL and Texas Gas, the sale of assets and recoveries of producer settlements. This positive cash flow provided sufficient funding for Transco's capital requirements and repayment of $63 million of long-term debt.

                                                     1993               1992              1991
                                                     ----               ----              ----
                                                                    (In millions)
Cash Flows Provided By Operating Activities         $276.2              $29.2            $ 254.9
                                                    ======              =====            =======

For the year ended December 31, 1993, consolidated net cash flows from operating activities were $247 million greater than for the year ended December 31, 1992. This improvement in cash flows is primarily the result of TGPL's cash refunds of approximately $176 million paid to customers in 1992 in connection with the Transition Cost proceeding and its Rate Settlement, as discussed in Note B of the Notes to the Consolidated Financial Statements, combined with TGPL's higher collection in 1993 of revenues subject to refund and lower payments in 1993 for producer settlements.

For the year ended December 31, 1992, as compared to 1991, Transco had lower consolidated net cash flows from operating activities of $226 million resulting primarily from refunds made to customers in connection with TGPL's Transition Cost proceeding and its Rate Settlement.

                                                     1993                1992             1991
                                                     ----                ----             ----
                                                                     (In millions)
Cash Flows Provided By (Used In)
  Financing Activities                              $(162.3)            $(89.9)          $133.7
                                                    =======             ======           ======

Consolidated net cash flows used in financing activities for the year ended December 31, 1993, included cash outflows for the redemption of the 9.25% Preferred Stock for $133 million, primarily with the net proceeds from the sale of the $3.50 series Preferred Stock of $121 million, cash outflows for the retirement of $26 million of TGPL preferred stock and $63 million of long-term debt by Transco, TGPL and Coal and dividends of $59 million on common and preferred stock.

The consolidated net cash flows used in financing activities for the year ended December 31, 1992, included net cash inflows of $293 million from the sale of Transco's 11 1/4% notes, offset by cash outflows of $103 million for the retirement of other long-term debt by TGPL and Coal and $320 million for the retirement of short-term debt. Also included were dividends of $55 million on common and preferred stock.

The consolidated net cash flows from financing activities in 1991 included cash inflows of $346 million from Transco's issuance of 9 3/8% ten-year notes and 9 1/8% seven-year notes, partly offset by cash outflows of $104 million for the retirement of long-term debt by TGPL, Coal and Transco and $34 million for the retirement of short-term debt. Also included were dividends of $71 million on common and preferred stock.

                                                     1993                1992             1991
                                                     ----                ----             ----
                                                                     (In millions)
Cash Flows Provided By (Used In)
  Investing Activities                              $  37.1             $ 43.4           $(386.9)
                                                    =======             ======           =======

For the year ended December 31, 1993, consolidated net cash flows from investing activities included net proceeds from the sale of the TEVCO common stock and the transfer of Transco's interest in the coalbed methane properties and the recovery of producer settlement costs by TGPL and Texas Gas. Cash outflows included expenditures for property, plant and equipment and investments in unconsolidated affiliates, as shown in the table below.

For the year ended December 31, 1992, consolidated net cash flows from investing activities included net proceeds from the sales of assets, the receipt of the final liquidating distribution from Transco Exploration Partners, Ltd. (TXP) and TGPL's and Texas Gas' recovery of producer settlement costs. Cash outflows included capital expenditures for property, plant and equipment and investments in unconsolidated affiliates, as shown in the table below, and deposits of approximately $45 million for future equity contributions to be made by TEVCO in connection with certain cogeneration projects.

For the year ended December 31, 1991, consolidated cash flows used in investing activities included capital expenditures and investments in unconsolidated affiliates, as shown in the table below, partly offset by cash inflows from TGPL and Texas Gas' sale of producer settlement receivables and recovery of producer settlement costs, net of recoverable producer settlement payments.


                                                        Budget                        Actual
Capital Expenditures and                                ------         ------------------------------------
Investments in Unconsolidated Affiliates                 1994           1993           1992           1991
- ----------------------------------------                ------         ------         ------         ------
                                                                          (In millions)
Pipelines
  TGPL
    Market-Area Projects                               $  50.3         $  13.1      $    54.6     $   128.3
    Supply-Area Projects                                  10.4            27.3           16.1          43.1
    Maintenance of Existing Facilities
     and Other Projects                                  109.0            69.8           45.0          70.7
  Texas Gas
    Market-Area Projects                                   4.9             6.5           19.8          30.8
    Maintenance of Existing Facilities
     and Other Projects                                   36.3            26.5           18.4          26.4
  Other                                                    7.0             2.4            1.7          12.2
                                                       -------         -------       --------      --------
  Total Pipelines                                        217.9           145.6          155.6         311.5
Gas Marketing                                              2.9             1.5            2.1           7.1
Coal                                                       9.9            14.7            9.0          10.4
Gas Gathering                                              0.6             0.3            0.3          13.2
Oil and Gas
  Conventional                                              --              --            4.9          29.5
  Coalbed Methane                                           --             7.9           15.5          88.2
Power Generation                                            --             8.9            8.1           7.9
Intersegment Eliminations (TGPL Expenditures)               --            (5.6)         (17.1)           --
                                                       -------         -------      ---------     ---------
  Total Capital Expenditures and Investments
    in Unconsolidated Affiliates                       $ 231.3         $ 173.3      $   178.4     $   467.8
                                                       =======         =======      =========     =========

FUTURE CAPITAL EXPENDITURES

As shown in the table above, the Company has budgeted $231 million for 1994 capital expenditures and investment in affiliates, of which approximately 95 percent is planned for its pipeline business. The increase in expected capital expenditures in 1994 over 1993 and 1992 levels is generally related to pipeline expansion projects, primarily TGPL's Southeast Expansion Projects.

In November 1993 TGPL filed for FERC approval of its Southeast Expansion Projects. These new expansion projects will provide additional firm transportation capacity to growing southeastern markets in Alabama, Georgia, South and North Carolina, and Virginia.

The proposed Southeast Expansion Projects are expected to be phased into service beginning in 1994, and, upon completion, will provide a total of 200 MMcf/d of firm transportation capacity to TGPL's southeast customers by the 1996-1997 winter heating season. The new firm transportation capacity will extend from TGPL's Mobile Bay lateral interconnect, near Butler, Alabama, to delivery points upstream of TGPL's Compressor Station 165 near Chatham, Virginia. The expansion projects will include approximately 25 miles of pipeline replacement and looping and the installation of additional compression totaling approximately 70,000 horsepower. TGPL estimates the cost of the expansion to be $125 million and has proposed rates based on the straight fixed-variable (SFV) rate design methodology.

The 1994 Southeast Expansion Project (SE94) will provide 35 MMcf/d of incremental firm capacity by the 1994-1995 winter heating season. The 1995-1996 Southeast Expansion Project (SE95-96) will be constructed in two phases: Phase I will add 115 MMcf/d of incremental firm capacity for the 1995-1996 winter heating season, and Phase II will add the remaining 50 MMcf/d for the 1996-1997 winter heating season.

Construction on SE94 is scheduled to begin in June 1994. TGPL expects to invest approximately $45 million in these projects in 1994.
In 1992 Liberty Pipeline Company, a partnership of interstate pipelines and local distribution companies, filed for FERC approval to construct and operate a natural gas pipeline to provide 500 MMcf/d in firm transportation service to the greater New York City area. The partnership is comprised of subsidiaries of Transco and two other interstate pipelines and subsidiaries of three Transco customers in New York.

The pipeline is expected to cost approximately $162 million and is proposed to be in service by the 1995-96 winter heating season, subject to timely FERC approval. The pipeline will offer a new firm transportation route from TGPL and another interstate pipeline to a proposed new delivery point on Long Island near the John F. Kennedy Airport.

Liberty Operating Company (LOC), an affiliate of TGPL, will construct and operate the pipeline. LOC has begun design work, permit application, and survey and right-of-way acquisition. The FERC has issued a notice that it intends to prepare an Environmental Impact Statement associated with the Liberty Pipeline.

Transco Liberty Pipeline Company, an affiliate of TGPL, owns a 35 percent interest in the pipeline, which will be project-financed. Transco Liberty Pipeline Company expects its equity contribution to be approximately $14 million. In addition, TGPL anticipates investing approximately $78 million on existing TGPL facilities upstream of Liberty Pipeline to provide additional transportation capacity for subsequent delivery to the Liberty Pipeline. The expenditures involve looping existing facilities and adding compression in Pennsylvania and New Jersey. Texas Gas plans to spend approximately $80 million on expansion projects to provide upstream transportation capacity to the Liberty Pipeline. The expenditures involve constructing approximately 51 miles of pipeline looping from Kentucky to Ohio. The expansion will permit delivery of an additional 135 MMcf/d to Lebanon, Ohio, for subsequent delivery to Liberty customers. The expenditures for the equity contribution as well as the majority of the expenditures for the TGPL and Texas Gas upstream expansion are expected to be made in 1995 and 1996.

OTHER CAPITAL REQUIREMENTS AND CONTINGENCIES

 INVESTMENT IN NONOPERATING INTEREST IN COALBED METHANE PROPERTIES

As discussed in Note L of the Notes to Consolidated Financial Statements, at December 31, 1993, Transco's nonoperating interest in the coalbed methane properties totaled $131 million (after the effects of the $97 million charge in 1991, the $70 million charge in 1993 and the $15.5 million of cash proceeds received from TECO). Of the total $131 million net investment, approximately $93 million relates to unproved properties. Transco will continue to monitor the status of the unproved properties as well as TECO's future plans for development of the unproved properties.

Transco has been advised by TECO that TECO's initial plans for the coalbed methane properties transferred from Magnolia include the completion of shallow zones in an area with 75 producing wells because TECO believes that such development provides the best immediate opportunity for increases in production and favorable economic results from the required investment. Through December 31, 1993, TECO has made completions in shallow zones in five wells, four of which have been judged successful. During 1994 TECO expects to make shallow zone completions in additional wells that currently have completions in the deeper zones.

In another area, as of December 31, 1993, 145 wells have been drilled, of which 72 wells have been completed with 64 wells producing and 8 wells capable of production, but shut-in by TECO pending evaluation of these wells. Although no comprehensive evaluation plan has been prepared, in 1994 TECO expects to begin completing those wells that appear to provide the best opportunity for increased production. These wells may include nonproducing wells that have not been completed previously and/or producing wells with shallow zones that have not been completed. There are a number of shallow zones in this area that have not been completed. TECO expects to have its evaluation of this second area completed by the end of 1994.

In a third area, which is essentially an unevaluated area, there were 280 wells, 175 wells in which deep zones had been completed with 27 wells having been placed on production. However, all 27 wells, which were producing gas and water, have been shut-in since August 1993 because of low gas production volumes. No shallow zones have been completed in this area. From December 1993 through February 1994, TECO released three leases with 20 uncompleted wells and plans to release a fourth lease with 11 uncompleted wells in April 1994. TECO has advised Transco that it expects to have an evaluation of this area completed by the end of 1995.

The ultimate recovery of Transco's remaining investment depends on production from the properties and future gas prices. The Company cannot predict at this time the ultimate results of those operations or the amounts of reserves that may ultimately be recoverable. If future development operations do not result in establishing sufficient reserves to recover the Company's remaining coalbed methane investment, or if other factors cause the valuation of the Company's investment to diminish, additional reductions in the book value would be required in future periods through non-cash charges to earnings.

 INVESTMENT IN MAGNOLIA PIPELINE

At December 31, 1993, Transco's investment in the Magnolia Pipeline totaled $68 million. The ultimate recovery of Transco's investment in the Magnolia Pipeline is dependent on transportation of gas produced in the Black Warrior Basin, including the properties transferred to TECO, as well as transportation of gas from other sources.

 ORDER 636 TRANSITION COSTS

As discussed in Note B of the Notes to Consolidated Financial Statements, TGPL and Texas Gas implemented Order 636 services effective November 1, 1993.

As a result of the implementation of Order 636, Texas Gas expects to incur transition costs, primarily related to gas supply realignment (GSR) costs, which are not currently expected to exceed approximately $90 million. Order 636 provides that pipelines should be allowed the opportunity to recover all prudently incurred transition costs. TGPL does not expect to incur GSR costs associated with its firm sales service. TGPL's non-GSR transition costs are anticipated to be in a range of $5 million to $10 million. Texas Gas and TGPL expect that any transition costs incurred should be recovered from their customers, subject only to the costs and other risks associated with the difference between the time such costs are incurred and the time when those costs may be recovered from customers. On January 28, 1994, Texas Gas submitted its first filing to recover $11.5 million of GSR costs pursuant to the transition cost recovery provisions of Order 636 and Texas Gas' approved Gas Tariff.

Transco does not believe that Order 636 transition costs to be incurred by Texas Gas and TGPL will have a material adverse effect on its financial position or results of operations.

 RATE REFUNDS

As discussed in Note B of the Notes to Consolidated Financial Statements, TGPL received a FERC order accepting an Offer of Settlement (the Settlement) in connection with its general rate case (Docket No. RP92-137) on November 4, 1993. In early 1994 TGPL will make the initial refunds (approximately $100 million, including interest) under the Settlement. TGPL has previously provided a reserve for that refund. TGPL has also provided a reserve which it believes is sufficient for any additional refunds that may be required under Docket No. RP92-137. Texas Gas has a pending rate case (Docket No. RP93-106) under which it is currently collecting rates subject to refund. If the pending rate case is settled in 1994, refunds may be required during 1994. Texas Gas has provided a reserve which it believes is adequate for any refunds that may be required.

 REGULATORY AND LEGAL PROCEEDINGS

As discussed in Notes B and C of the Notes to Consolidated Financial Statements, Transco, TGPL, Texas Gas and other Transco subsidiaries are involved in several pending regulatory and legal proceedings. Because of the complexities of the issues involved in these proceedings, Transco cannot predict the actual timing of resolution or the ultimate amounts which might have to be refunded or paid in connection with the resolution of these pending regulatory and legal proceedings.

Although no assurances can be given, Transco does not believe that the ultimate resolution of these pending regulatory and legal proceedings will have a material adverse effect on its financial position or results of operations.

 LONG-TERM GAS PURCHASE CONTRACTS

As discussed in Note M of the Notes to Consolidated Financial Statements, certain of Transco's subsidiaries have long-term gas purchase contracts containing take-or-pay provisions and prices which are not variable market based. Future changes in market conditions affecting the volumes of gas sold and prices of natural gas may expose the Company to financial risks pursuant to these provisions.

  TGPL

Following is a summary of TGPL's estimated purchase commitments for the next five years and cumulative thereafter under gas purchase contracts that contain either fixed prices or variable prices that are at a significant premium to the estimated market price.

                                                Total Dollar
Estimated Purchase Commitments(1)                Commitment
- ---------------------------------              --------------
                                                (In millions)
1994                                               $119.6
1995                                                 70.5
1996                                                 33.6
1997                                                 32.0
1998                                                  5.8
Cumulative thereafter                                68.5
_______________
(1) The declines in estimated purchase commitments over future periods reflect contract expirations and, to a lesser extent, estimated deliverability declines. There are inherent risks in estimating gas reserves and gas deliverability. To the extent actual reserves and actual deliverability are different than those estimated in determining future purchase obligations or to the extent additional reserves are added under contracts or as a result of future drilling, TGPL's future purchase obligations could be increased or decreased from the amounts shown above. The total dollar commitment in the table reflects gross dollar amounts to be paid under the gas purchase contracts. The market price is based on an estimate of future market prices issued by Petroleum Industry Research Associates, Inc.

TGPL's supply purchase contracts are structured in a variety of ways. While many contracts still contain minimum purchase take-or-pay volume provisions, others stipulate the availability of gas for purchase but contain no minimum purchase requirements. Currently, approximately 80% of TGPL's portfolio is variable priced relative to the spot market which results in a price that is competitive in the natural gas market. Less than 1% of the portfolio is tied to the fuel oil market.

Pursuant to a settlement that TGPL has with all its customers, TGPL has in place a Gas Inventory Charge (GIC) designed to allow TGPL to recover its above-spot-market gas costs through March 31, 2001. TGPL believes that the GIC agreed to with its customers will be adequate to enable full recovery of its above-spot-market gas costs. However, TGPL is at risk for any above-spot-market gas costs it may incur in excess of the amounts recovered under the GIC.

 Texas Gas

During 1993, as part of Texas Gas' restructuring under Order 636, Texas Gas engaged in negotiations with suppliers which have resulted in the successful termination of approximately 90% of Texas Gas' deliverability under its gas purchase contracts with pricing provisions that are not variable market based. Gas purchased under its remaining contracts with pricing provisions that are not variable market based is being resold at a monthly auction pursuant to Order 636. Texas Gas continues to pay the actual contract price to the supplier and is entitled to file for full recovery of the difference between the contract price and the amount received for sales at auction as GSR costs under Order 636.

Through December 31, 1993, Texas Gas had paid or committed to pay a total of $38 million for GSR costs, primarily as a result of the contract terminations. As of December 31, 1993, Texas Gas had paid $13 million of such costs; the remaining $25 million was recorded as a current liability in the accompanying Consolidated Balance Sheet. Pursuant to Order 636, Texas Gas may file to recover 100% of these costs as GSR costs.

 Transco Energy Marketing Company (TEMCO)

At December 31, 1993, TEMCO had no minimum purchase commitments under long-term gas purchase contracts with pricing provisions that are not variable market based or at a significant premium to market prices. During 1993, the termination of certain contracts and the realignment of Gas Marketing eliminated those purchase commitments that had been at fixed prices or at variable prices at a significant premium to market price.

TEMCO has entered into sales agreements with customers that provide for above-spot-market gas sales prices and expects such sales agreements will be adequate to permit TEMCO to recover its gas purchase costs. However, because certain of its gas purchase contracts contain floor price provisions, a low spot market price environment of $1.50 or less may expose TEMCO to financial risks of not fully recovering its gas costs.

Further, TEMCO has entered into firm transportation agreements to assure its delivery capability related to certain gas sales contracts. During 1993 TEMCO incurred costs for firm transportation capacity that was not fully used during 1993. Such costs negatively impacted Gas Marketing's operating income (see Results of Operations--Gas Marketing).

 Consolidated

Transco does not believe that the financial risk associated with long-term gas purchase contracts will have a material adverse effect on the Company's consolidated financial position or results of operations.

 ENVIRONMENTAL MATTERS

As discussed in Note D of the Notes to Consolidated Financial Statements, Transco and certain of its subsidiaries are subject to extensive federal, state and local environmental laws and regulations which affect Transco's operations related to the construction and operation of pipeline facilities, oil and gas exploration, development and production and coal mining.

TGPL and Texas Gas consider environmental assessment and remediation costs and costs associated with compliance with environmental standards to be recoverable through rates, since they are prudent costs incurred in the ordinary course of business. To date, TGPL and Texas Gas have been permitted recovery of environmental costs incurred and it is their intent to continue seeking recovery of such costs, as incurred, through rate filings.

 RESTRICTIVE COVENANTS

Transco's ability to incur debt, pay dividends on its common and preferred stock and to make certain investments is governed by certain restrictive covenants of various debt instruments, as described in Note E of the Notes to Consolidated Financial Statements.

CONCLUSION

Although no assurances can be given, the Company currently believes that the aggregate of cash flows from operating activities, supplemented by borrowings under the working capital line of the Amended Transco Bank Credit Facility, will provide sufficient liquidity to meet its capital requirements.

RESULTS OF OPERATIONS

CONSOLIDATED

The table below shows the consolidated results of operations for the periods presented and the effects of certain selected items that have impacted those results.

                                                                  1993                  1992                   1991
                                                            -----------------     -------------------      -----------------
                                                                        Per                     Per                    Per
                                                            Amount      Share     Amount        Share      Amount      Share
                                                            ------      -----     ------        -----      ------      -----
                                                                        (In millions, except per share data)
CONSOLIDATED NET INCOME BEFORE SELECTED ITEMS              $  32.3    $  0.82     $  9.0      $  0.29     $  25.0    $  0.85
 Gain on sale of TEVCO                                        31.6       0.81         --           --          --         --
 Corpus Christi settlement                                   (32.7)     (0.84)        --           --          --         --
 Capitalized costs in excess of ceiling limitation           (45.5)     (1.16)     (23.2)       (0.73)         --         --
 Write-off of note receivable                                (12.5)     (0.32)        --           --          --         --
 Gains (losses) on sales of assets, net                       (0.5)     (0.01)     (55.7)       (1.74)         --         --
 Federal tax rate increase                                    (1.6)     (0.04)        --           --          --         --
 Income (loss) from operations
  of discontinued segment                                     (0.1)        --        2.6         0.08        (4.7)      (0.16)
 Gain on final liquidating distribution from TXP                --         --       11.7         0.36          --          --
 Provision for producer settlements, legal and
  regulatory issues                                             --         --      (19.5)       (0.61)      (54.8)      (1.87)
 Provision for Transition Cost proceeding                       --         --         --           --       (47.6)      (1.62)
 Provision for asset impairments                                --         --         --           --       (87.0)      (2.97)
 Provision for restructuring                                    --         --         --           --       (28.6)      (0.97)
 Benefits of resolution of certain TGPL and
  Texas Gas rate issues                                         --         --         --           --         4.6        0.16
                                                           -------    -------    -------      -------     -------     -------
CONSOLIDATED NET INCOME (LOSS)                             $ (29.0)   $ (0.74)   $ (75.1)     $ (2.35)    $(193.1)    $ (6.58)
                                                           =======    =======    =======      =======     =======     =======

1993 COMPARED TO 1992

Excluding the net income impact of the selected items in 1993 and 1992 shown above, Transco's consolidated results for 1993 were $23.3 million, or $0.53 per share, higher than the results for 1992, primarily because of continued growth in earnings in Pipelines, improved financial results from Coal and lower net interest expense, partially offset by greater losses in Gas Gathering. The financial results of Power Generation have been classified as discontinued operations in the accompanying Consolidated Statement of Operations.

As shown in the table below, pre-tax consolidated net interest expense for 1993 was $13.2 million less than 1992, primarily due to the reduction of debt with the net proceeds from asset sales, a common stock offering and the final TXP liquidating distribution in 1992, the net proceeds from the TEVCO sale and improved cash flows from operating activities in 1993. The prior years' net interest expense associated with Power Generation has been reclassified to conform to the 1993 presentation in the Consolidated Statement of Operations.

                                                         1993             1992             1991
                                                         ----             ----             ----
                                                                     (In millions)
Consolidated interest expense relating to:
 Long-term debt                                    $    179.3       $    180.4       $    152.8
 Short-term debt                                          1.6             11.2             29.0
 Transition Cost proceeding                                --              0.8             22.6
 Rate refunds                                             5.1              5.2             13.8
 Other                                                    4.3              7.9             16.7
                                                   ----------       ----------       ----------
   Total interest expense                               190.3            205.5            234.9
Interest income                                          (8.6)            (9.9)           (22.8)
Capitalized interest                                     (4.0)            (4.7)           (28.1)
                                                   ----------       ----------       ----------
Consolidated net interest expense                  $    177.7       $    190.9       $    184.0
                                                   ==========       ==========       ==========

Excluding the pre-tax effects of the selected items shown above for 1993 and 1992, consolidated operating income for 1993 was $36.8 million higher than that of 1992. This increase was primarily the result of higher operating income in Pipelines and improved operating results in Coal and Gas Marketing, partially offset by an increased operating loss in Gas Gathering.

Each segment's results of operations are discussed in more detail below and comparative selected financial information by segment is presented elsewhere in this report.

1992 COMPARED TO 1991

Excluding the net income impact of the selected items shown above for 1992 and 1991, Transco's consolidated net income for 1992 was $16.0 million, or $0.56 per share, less than the net income for 1991. Pipelines showed improved operating results for 1992 when compared to 1991; however, the operating losses in Gas Marketing, Gas Gathering and Coal and increased consolidated net interest expense offset the improved results of Pipelines.

As shown in the table above, pre-tax consolidated net interest expense for 1992 was $6.9 million higher than 1991, primarily due to the lower amount of capitalized interest as a result of placing capital projects into service in 1991 and 1992 and the lower level of capital spending in 1992 than in 1991 through the capital conservation steps of the strategic and financial plan.

Excluding the pre-tax effects of the selected items shown above for 1992 and 1991, consolidated operating income for 1992 was $19.1 million higher than that of 1991. This increase was primarily the result of higher operating income in Pipelines, partially offset by operating losses in Gas Marketing, Gas Gathering and Coal.

PIPELINES

The table below shows the results of operations of Pipelines by company for the years 1993, 1992 and 1991.

Net Income (Loss)                            1993        1992        1991
- -----------------                          -------     -------     --------
                                                   (In millions)
TGPL                                       $  86.9     $  64.9     $  (68.6)
Texas Gas                                     39.1        40.9         21.4
Other Companies                               (0.3)       (5.5)         1.0
                                           -------     -------     --------
Total Pipelines Segment                    $ 125.7     $ 100.3     $  (46.2)
                                           =======     =======     ========

The losses in 1992 from Other Companies were primarily the result of the sale of Transco's interest in the High Island Offshore System, the U-T Offshore System and Green Canyon Pipeline Company (see Note J of the Notes to Consolidated Financial Statements).

The table below shows the results of operations of Pipelines for the years 1993, 1992 and 1991 and the effects of certain selected items that have impacted those results.

                                                                                 1993         1992          1991
                                                                                 ----         ----          ----
                                                                                         (In millions)
PIPELINES NET INCOME BEFORE SELECTED ITEMS                                   $   138.4    $   121.5    $    91.4
 Provision for producer settlements, legal and regulatory issues                    --        (19.5)       (54.8)
 TGPL write-off of note receivable                                               (12.5)          --           --
 TGPL provision for Transition Cost proceeding                                      --           --        (47.6)
 TGPL and Texas Gas provision for asset impairments                                 --           --        (21.1)
 TGPL and Texas Gas provision for restructuring                                     --           --        (18.7)
 Other selected items                                                             (0.2)        (1.7)         4.6
                                                                             ---------    ---------    ---------
PIPELINES NET INCOME (LOSS)                                                  $   125.7    $   100.3    $   (46.2)
                                                                             =========    =========    =========

The two major operating companies in this segment, TGPL and Texas Gas, provide substantially all of the segment's revenues, operating income and net income. In December 1992, TGPL and Texas Gas filed plans with the FERC for Transco to realign Gas Marketing under the management of TGMC. In January 1993 the FERC, subject to conditions, accepted tariff sheets filed by TGPL and Texas Gas, effectively allowing the Company to proceed with the realignment. TGMC, through agency management agreements with TGPL and Texas Gas, manages all gas sales made by TGPL and all gas sales made by Texas Gas except for monthly gas purchases under gas purchase contracts with pricing provisions that are not variable market based which Texas Gas sells at auction. Accordingly, effective January 1, 1993 for TGPL and November 1, 1993 for Texas Gas, substantially all sales revenues and the related costs, including gas costs applicable to TGPL and Texas Gas' sales service, are reported by Transco in Gas Marketing. The financial performance of TGPL (excluding its 1993 sales service) and Texas Gas (excluding its November 1, 1993 through December 31, 1993 variable-market-based sales service) is discussed below.

1993 COMPARED TO 1992

 TGPL
 Net and Operating Income

TGPL's net income for 1993 was $22.0 million higher than 1992. However, excluding the net income impact of the selected items related to TGPL shown in the table above, TGPL's positive net income variance for 1993 compared to 1992 was $16.0 million. This increase was primarily due to cost control programs that resulted in maintaining operating expenses at levels provided in the new general rate case effective September 1, 1992, new pipeline projects being placed in service, lower interest expense and higher allowance for funds used during construction. Excluding the pre-tax effects of the selected items shown above, TGPL's positive operating income variance of $15.8 million was primarily due to the cost control programs discussed above. Although TGPL implemented Order 636 effective November 1, 1993, TGPL experienced no significant operational changes as a result of the implementation, because TGPL's prior settlement with its customers complied with many of the requirements of Order
636. Therefore, TGPL believes its operating income is representative of its expected operating income during 1994 under Order 636.

 Operating Revenues

TGPL's operating revenues decreased $340 million to $917 million in 1993 when compared to 1992, due primarily to the realignment of TGPL's gas sales under TGMC upon approval by the FERC in January 1993, as discussed above, offset in part by higher revenues from Phase II of the TGPL/Texas Gas/CNG project being placed in service and increased revenues related to certain increased costs as provided by TGPL's rate filings. TGPL sales revenues for 1992 were $522 million. Effective September 1, 1992, TGPL placed new rates into effect, subject to refund, under its general rate case, Docket No. RP92-137. The rates for firm transportation service are based on a SFV rate design, under which all fixed costs allocated to firm transportation service, including return on equity and taxes, are included in a demand charge to customers. All variable costs are recovered through commodity rates. The pre-September 1, 1992 revenues were collected on rates under Docket No. RP90-8, which were based on the modified fixed-variable (MFV) rate design. Under the MFV rate design, all fixed costs, with the exception of equity return and income taxes, were included in the demand charge to customers and the equity return and income tax component were included as part of the volumetric charge to customers. The new rates in RP92-137 are also based on a different mix and level of volumes than the RP90-8 rates. In early 1994 TGPL will make the initial refunds (approximately $100 million, including interest) under RP92-137. TGPL has previously provided a reserve for that refund. TGPL has also provided a reserve which it believes is sufficient for any additional refunds that may be required under RP92-137.

 Operating Costs and Expenses

Excluding the pre-tax effects of TGPL's selected items in the table above and the cost of sales and transportation of $219 million in 1993 and $604 million in 1992, TGPL's operating expenses for 1993 were approximately $29 million higher when compared to 1992. This increase in operating expenses for the year was primarily a result of the adoption, effective January 1, 1993, of the accrual basis of accounting for postretirement benefits other than pensions under Statement of Financial Accounting Standards (SFAS) No. 106, and higher depreciation. However, these increases in operating expenses were fully recovered through increases in revenues in the new rates previously discussed. TGPL's other operating expenses were controlled to levels contained in its new general rate case effective September 1, 1992.

 System Deliveries

As shown in the table below, TGPL's total market-area deliveries for 1993 were comparable to those in 1992. Production-area deliveries decreased 28.1 Bcf, or 14 percent for 1993 compared to 1992, primarily due to increased competition for production-area transportation. However, as a result of the new rate structure that went into effect September 1, 1992, subject to refund, these decreased deliveries had no significant impact on TGPL's operating income.

TGPL System Deliveries (Bcf)                1993              1992             1991
- ----------------------------                ----              ----             ----
Market-area deliveries:
 Sales                                          --               --              0.4
 Long-haul transportation                    823.9            821.8            873.5
 Market-area transportation                  374.4            379.8            250.3
                                           -------          -------          -------
  Total market-area deliveries             1,198.3          1,201.6          1,124.2
Production-area transportation               171.2            199.3            255.3
                                           -------          -------          -------
Total system deliveries                    1,369.5          1,400.9          1,379.5
                                           =======          =======          =======

TGPL's facilities are divided into six rate zones. Three are located in the production area and three are located in the market area. Long-haul transportation is gas that is received in one of the production-area zones and delivered in a market-area zone. Market-area transportation is gas that is both received and delivered within market-area zones. Production area-transportation is gas that is both received and delivered within production-area zones.

 Rates

As previously discussed, prior to September 1, 1992, TGPL's rates were designed on the MFV method of rate design. Accordingly, overall throughput had a significant impact on operating income. However, effective September 1, 1992, TGPL began collecting new rates, subject to refund, under the SFV rate design. Accordingly, with SFV rate design, throughput has less of an impact on operating income than in prior periods.

TGPL has expressed to the FERC concerns that inconsistent treatment under Order 636 of TGPL and its competitor pipelines with regard to rate design and cost allocation issues in the production-area may result in rates which could make TGPL less competitive, both in terms of production-area and long-haul transportation. A hearing before a FERC Administrative Law Judge (ALJ) dealing with, among other things, TGPL's production-area rate design has been set for April 1994. TGPL is unable at this time to fully assess the competitive effect and resulting financial impact on TGPL of having to maintain its current production-area rate design which is different than that of its competitors. For a discussion of TGPL's Order 636 compliance filing, see Note B of the Notes to Consolidated Financial Statements.

 TEXAS GAS
 Net and Operating Income

Excluding the $4.4 million after-tax gain on the sale of its subsidiary in 1992, Texas Gas' net income for the year ended December 31, 1993 was $2.6 million higher than for the year ended December 31, 1992. The increase in net income was primarily due to higher gas transportation revenues partially offset by lower net gas sales revenues and increased operating costs and expenses. Each of these factors is discussed below. Operating income was $7.1 million higher for the year ended December 31, 1993 than for the year ended December 31, 1992 for the same reasons that resulted in higher net income.

Texas Gas' November 1, 1993 implementation of Order 636 included a change in its rate design method from MFV to SFV. Under the MFV method, all fixed costs, with the exception of equity return and income taxes, were included in the demand component of the charge to customers; the equity return and income tax components of cost of service were included as part of the volumetric charge to customers. Under the SFV method, all fixed costs, including equity return and income taxes, are included in the demand charge to customers. Accordingly, overall throughput has a less significant impact on Texas Gas' operating income than under the MFV method.

 Operating Revenues

Total operating revenues decreased $19 million primarily as a result of $66 million lower gas sales revenues, partly offset by $48 million higher gas transportation revenues. Gas sales revenues decreased, primarily as a result of the conversion of customers' firm sales service to firm transportation service due to the implementation of Order 636 and decreased commodity volumes. The increase in gas transportation revenues was primarily due to higher firm transportation demand revenues, primarily as a result of the conversion of customers' sales service, and higher long-haul transportation volumes.

 Operating Costs and Expenses

Cost of gas sold decreased $42 million from the prior year. This decrease was primarily due to implementation of Order 636 and the resultant decrease in gas sales volumes. Texas Gas' administrative and general expenses increased $16 million. This increase was primarily due to higher labor and employee benefits costs of $6 million and a $5 million provision for uncollectible accounts, which includes $2 million in claims filed under customer bankruptcy proceedings.

 System Deliveries

As shown in the table below, Texas Gas' total mainline deliveries for the year ended December 31, 1993 increased 88.5 Bcf, or 18%, compared to the year ended December 31, 1992, primarily due to increased throughput in connection with Texas Gas' 1992 mainline expansion project and, during the winter months of 1993, 13% colder weather on a degree-day basis in Texas Gas' primary market area compared to the winter months of 1992. The revenues associated with short-haul transportation volumes are not material to Texas Gas.

Texas Gas System Deliveries (Bcf)          1993             1992             1991
- ---------------------------------          ----             ----             ----
Sales                                       51.5             80.4             89.9
Long-haul transportation                   519.6            402.2            382.1
                                           -----            -----            -----
 Total mainline deliveries                 571.1            482.6            472.0
Short-haul transportation                  204.0            244.2            225.6
                                           -----            -----            -----
Total system deliveries                    775.1            726.8            697.6
                                           =====            =====            =====


Texas Gas' facilities are divided into five rate zones. Receipts and deliveries are made in four rate zones to service sales and long-haul transportation markets. Receipts and deliveries in the remaining zone are made to serve sales and short-haul transportation markets in southern Louisiana.

 Rates

Effective November 1, 1993, Texas Gas placed rates into effect, subject to refund, under a new general rate case as discussed in Note B of the Notes to Consolidated Financial Statements. Certain parties to the rate case proceeding are seeking to change the capital structure and reduce Texas Gas' return on equity included in rates.

Texas Gas' earnings may be impacted by competition from other pipelines, its rate design structure, cost management, and, to a lesser extent, fluctuations in its throughput which may result from a number of factors, including weather. Texas Gas believes that under Order 636, with SFV rates and its anticipated transition cost recovery, its rate structure will remain competitive. However, the resolution of pending rate case issues discussed above could negatively impact Texas Gas' results of operations under the pending rate case. Furthermore, while the use of SFV rate design limits Texas Gas' opportunity to earn incremental revenues through increased throughput, it also minimizes Texas Gas' risk associated with fluctuations in throughput.

 CASH FLOWS FROM OPERATING ACTIVITIES

Net cash flows provided by operating activities during 1993 for Pipelines totaled $302 million, compared to $83 million in 1992. The net increase was primarily due to:

 - Higher cash receipts of $109 million in 1993 from collection of revenues subject to refund;
 - Higher cash payments of $102 million in 1992 due to rate refunds made by TGPL under its RP90-8 general rate case;
 - Lower cash payments of $33 million in 1993 for non-recoverable producer settlements;
 - Cash payments of $74 million in 1992 made in connection with TGPL's Transition Cost Proceeding;

Offset by:

 - Higher cash payments of $36 million in 1993 due to rate refunds made by Texas Gas under its RP90-104 general rate case;
 - Higher cash payments of $55 million in 1993 due to the amount and timing of collections of receivables and disbursements for payables.

1992 COMPARED TO 1991

 TGPL

TGPL's net income for 1992 was $133.5 million higher than 1991. However, excluding the net income impact of the selected items related to TGPL shown in the table above, TGPL's net income for 1992 was $18.2 million higher than 1991. The increase in net income for 1992 is primarily the result of higher market area transportation volumes and revenues from incremental projects, including the TGPL/Texas Gas/CNG project, the South Virginia Lateral expansion, the first phase of the TGPL System Expansion project and the IEC Cogen project, which went into service in November 1991. Excluding the pre-tax effects of the selected items, TGPL's operating income variances are reflective of the net income variances, showing an increase of $29.2 million in 1992 compared to 1991.

TGPL's operating revenues, exclusive of the effects of settlements of certain rate issues in 1991, increased $116 million in 1992 when compared to 1991. This increase in revenues is the result of revenues from incremental projects placed in service in late 1991. Effective September 1, 1992, TGPL placed increased rates into effect, subject to refund, in Docket No. RP92-137. TGPL has provided a reserve it considers adequate to provide for any refunds that may be required upon final settlement of this rate case.

Excluding the pre-tax effects of the selected items and the cost of sales and transportation of $604 million in 1992 and $510 million in 1991, TGPL's operating expenses in 1992 were approximately $7 million lower for 1992 compared to the same period in 1991. This variance resulted primarily from lower operation and maintenance expenses due to lower underground storage costs and lower administrative and general expenses.

 TEXAS GAS

Texas Gas' net income for 1992 was $19.5 million higher than 1991. Excluding the net income impact of the selected items related to Texas Gas shown on the selected items table above, Texas Gas' net income for 1992 was $13.0 million higher than in 1991. The higher earnings were primarily due to higher mainline revenues, net of cost of natural gas sold and transported, and lower labor and related benefits costs as a result of Texas Gas' early retirement program offered during the fourth quarter of 1991, partially offset by lower interest income due to lower rates on intercompany advances. Excluding the operating income impact of the selected items, Texas Gas' operating income was $24.7 million higher for 1992 than in 1991 for primarily the same reasons that resulted in higher net income, excluding interest income.

Texas Gas' operating revenues declined to $464 million during 1992 from $468 million during 1991 primarily due to lower gas sales revenues resulting from lower demand revenues, decreased sales volumes and lower average rates. The lower gas sales revenues were partly offset by higher transportation revenues, which were due primarily to higher firm transportation demand revenues and increased long-haul transportation volumes.

Excluding costs of gas sold and transportation of gas by others of $237 million in 1992 and $252 million in 1991 and the pre-tax effect of the selected items in 1991, Texas Gas' operating expenses decreased $14 million. The decrease in other operating expenses was primarily due to lower labor and related benefits costs in 1992 as a result of Texas Gas' early retirement program offered during the fourth quarter of 1991.

Costs of gas sold and transportation of gas by others decreased $15 million from the prior year. This decrease was primarily the result of lower cost of gas sold due to lower gas sales volumes, partially offset by an increase in expense for transportation of gas by others due to higher gas transportation volumes.

 CASH FLOWS FROM OPERATING ACTIVITIES

Net cash provided by operating activities for Pipelines during 1992 totaled $83 million compared to $244 million in 1991. The net decrease was primarily due to:
 - Cash payments of $74 million in 1992 made in connection with TGPL's Transition Cost proceeding;
 - Higher cash payments of $102 million in 1992 due to rate refunds made by TGPL;
 - Higher cash payments of $31 million in 1992 for gas costs incurred in current or prior periods;
 - Higher cash payments of $20 million by TGPL for non-recoverable producer settlements;
 - Higher cash payments of $47 million in 1992 for net purchases of gas for injection into storage;

 Offset by:
 - Lower cash payments of $98 million due to the amount and timing of disbursements for payables and collections of receivables due primarily to payments for gas purchases in prior periods.

COMPETITION

Competition for gas transportation has intensified in recent years due to customer access to other pipelines, rate competitiveness between pipelines and the customers' desire to have more than one supplier. The FERC's stated purpose of Order 636 is to improve the competitive structure of the natural gas pipeline industry. TGPL and Texas Gas implemented Order 636 on November 1, 1993.

 TGPL

TGPL and its primary market area competitors (Texas Eastern Transmission Corporation (Texas Eastern), Columbia Gas Transmission Corporation (Columbia), Southern Natural Gas Company, Tennessee Gas Pipeline Company (Tennessee) and Iroquois Gas Transmission System) implemented Order 636 on their respective systems during the period June 1993 to November 1993. TGPL and its major competitors all employ SFV rate design for firm transportation as mandated by Order 636. However, TGPL has previously expressed to the FERC concerns that inconsistent treatment under Order 636 of TGPL and its competitor pipelines with regard to rate design and cost allocation issues in TGPL's production area may result in rates which could make TGPL less competitive, both in terms of production area and long-haul transportation rates. A hearing before a FERC ALJ dealing with, among other things, TGPL's production area rate design has been set for April 1994. TGPL is unable at this time to fully assess the competitive effect and resulting financial impact on TGPL of having to maintain its current production area rate design which is different than that of its competitors.

TGPL does not expect to incur GSR costs associated with its firm sales service. TGPL's non-GSR transition costs are anticipated to be in a range of $5 million to $10 million; therefore, TGPL believes the demand charges to recover these costs will not make its rates noncompetitive in its markets.

Although a significant portion of TGPL's firm customers have relatively secure residential and commercial end-users, virtually all of TGPL's local distribution customers (LDCs) have some price-sensitive end-users that could switch to alternate fuels. Approximately one-third of TGPL's customer deliveries are at risk to such fuel switching; however, a recent survey of TGPL's largest customers suggests that end-users will pay a premium to burn natural gas and that LDCs will aggressively price their system transportation to stay competitive in alternate-fuel markets.

 TEXAS GAS

Texas Gas and its primary market area competitors (ANR Pipeline Company, Panhandle Eastern Pipe Line Company, Trunkline Gas Company, Texas Eastern, Columbia, Tennessee and Midwestern Gas Transmission Company) implemented Order 636 on their respective systems during the period May 1993 to November 1993. Texas Gas and its major competitors all employ SFV rate design for firm transportation as mandated by Order 636.

Future utilization of Texas Gas' pipeline capacity will depend on competition from other pipelines and alternative fuels, the general level of natural gas demand and weather conditions. Although some of Texas Gas' major competitors implemented Order 636 and SFV rates prior to Texas Gas' implementation, the impact on Texas Gas' throughput was minimal. Texas Gas believes that under Order 636, with SFV rates, its rate structure will remain competitive and surcharges for recovery of its total transition costs will not make its rates noncompetitive in its market as competitor pipelines are believed to have transition costs also to be recovered in their rates.

The end-use markets of several of Texas Gas' customers have the ability to switch to alternate fuels. To date, however, such losses from fuel switching have not been significant.

GAS MARKETING

As previously discussed, TGMC, through agency management agreements with TGPL and Texas Gas, has assumed operation of TGPL and Texas Gas' sales service. Accordingly, effective January 1, 1993 for TGPL and November 1, 1993 for Texas Gas, sales service is being reported in Gas Marketing.

The tables below show the results of operations and sales volumes for Gas Marketing for the years 1993, 1992 and 1991.

Net Income (Loss)                          1993             1992             1991
- -----------------                          ----             ----             ----
                                                        (In millions)
Gas marketing                              $   (3.2)        $  (8.0)         $ (1.0)
Liquids marketing                              (4.1)            1.3             6.8
                                           --------         -------          ------
  Total Gas Marketing                      $   (7.3)        $  (6.7)         $  5.8
                                           ========         =======          ======

Sales Volumes                              1993             1992             1991
- -------------                              ----             ----             ----
Gas sales (Bcf)
 Long-term                                 352.7            148.6            158.3
 Short-term                                226.2            193.8            244.8
                                           -----            -----            -----
  Total gas sales                          578.9            342.4            403.1
                                           -----            -----            -----
Liquids sales (thousand gallons)           130.6            234.9            303.1
                                           =====            =====            =====

Gas sales volumes increased due primarily to inclusion in 1993 of TGPL's sales service volumes of 234.5 Bcf and Texas Gas' sales service volumes of 6.9 Bcf. TGPL's sales service volumes included in Pipelines' 1992 and 1991 results were
221.1 Bcf and 241.6 Bcf, respectively. Liquids sales volumes decreased due to processing curtailments beginning in May 1993 and the discontinuation of naphtha processing in August 1992 due to product-price economics, which are largely dictated by crude oil prices.

1993 COMPARED TO 1992

 Net and Operating Income
Transco's Gas Marketing operations recorded a net loss in 1993 of $7.3 million, compared to a net loss of $6.7 million in 1992. The 1993 net loss includes a charge to earnings for a reserve established to restructure a gas sales contract as part of the Corpus Christi settlement and a reserve for the revaluation of certain gas imbalances owed by TEMCO and TXG Gas Marketing Company. Excluding the pre-tax effect of the above-mentioned charges, Gas Marketing recorded an operating loss of $4.0 million in 1993, compared to an operating loss of $11.1 million in 1992. The improvement in 1993 over 1992, excluding the effect of the above-mentioned charges, is due to improved results from gas marketing, partially offset by a decline in results from natural gas liquids (NGL) and lower equity in earnings of affiliates.

  Gas marketing

The operating loss from gas marketing was $6.0 million less for 1993 as compared to 1992, primarily due to the inclusion of TGPL's sales service in 1993, partially offset by underutilization of firm transportation capacity on pipeline systems that adopted the SFV rate design. Gas marketing's results continued in 1993 to be negatively impacted by certain long-term gas purchase contracts with prices at a premium to market prices and by underutilized firm transportation capacity. Successful efforts to mitigate a portion of the negative effects of such purchase contracts and underutilized firm transportation capacity during 1993 helped reduce Gas Marketing's operating loss. Efforts will continue in 1994 to mitigate the negative effects of the remaining underutilized firm transportation capacity.

  Liquids marketing

Operating income from liquids marketing declined $5.6 million in 1993 as compared to 1992, primarily due to lower NGL margins and lower volumes. The NGL margins decreased primarily due to higher gas prices combined with lower product prices. The price of NGL rises and falls in tandem with world oil prices because oil products, particularly naphtha and gas oil, directly compete in the petrochemical market with NGL. Oil prices are affected by political and economic events, worldwide economic growth trends and the production targets established by the major oil producing nations. Natural gas prices are affected by environmental policy, seasonal demand and regulatory pronouncements. All of these factors are beyond the control of Transco and future price movements for natural gas and oil, and therefore NGL, are impossible to predict. Beginning in May 1993, processing was curtailed for economic reasons due to the high cost of natural gas in relation to NGL sales prices. In addition, liquids marketing results were affected by the reduction of the carrying value of inventories to reflect the decline in market prices of such inventories. The lower equity in earnings of affiliates was also attributable to reduced gas processing levels due to the higher cost of natural gas in relation to product prices and higher operating costs.

 Operating Revenues

Gas Marketing's operating revenues increased to $1,448 million in 1993 from $800 million in 1992. The higher revenues were due to the inclusion of TGPL's sales service revenues of $604 million in Gas Marketing in 1993, the inclusion of Texas Gas' sales service revenues of $21 million in Gas Marketing for November and December 1993 and higher prices for natural gas sales, partly offset by lower NGL prices and volumes.

 Operating Costs and Expenses

Excluding the costs of sales and transportation of $1,427 million in 1993 and $791 million in 1992, Gas Marketing's operating expenses in 1993 of $31 million increased from $20 million in 1992 primarily due to the $3.0 million pre-tax charge for the reserve related to the Corpus Christi settlement and the administrative and operating costs related to TGPL's and Texas Gas' sales service included in 1993.

For a discussion of TGPL, Texas Gas and TEMCO's long-term gas purchase commitments, see "Other Capital Requirements and Contingencies-Long-term gas purchase contracts."

 CASH FLOWS FROM OPERATING ACTIVITIES

Net cash used in operating activities for Gas Marketing decreased $17 million in 1993. This decrease in cash used in operating activities was primarily due to the amount and timing of net collections of receivables and disbursements of payables.

1992 COMPARED TO 1991

Excluding an after-tax charge of $0.8 million for a loss on the sale of assets in 1992 and a $1.1 million after-tax charge for restructuring costs in 1991, Gas Marketing incurred a net loss of $5.9 million in 1992, compared to net income of $6.9 million in 1991. The poorer results were due to lower gas and NGL sales margins and lower liquids fractionation margins and lower gas and liquids sales volumes.

Further, 1992 results were affected by reduced administrative and general expenses partially offset by lower net interest income and equity in earnings of affiliates. Gas Marketing reported an operating loss of $11.1 million in 1992, compared to operating income of $4.8 million in 1991, excluding the 1991 pre-tax charge for restructuring costs of $1.7 million. The decrease was due to the same reasons described for the net income variance above, excluding interest income and equity in earnings of affiliates.

The gas sales margin for Gas Marketing was $12.6 million lower for 1992 compared to 1991. A majority of this variance resulted from long-term firm gas sales contracts and related firm transportation agreements that resulted in underutilized firm transportation capacity and purchases of gas volumes under gas purchase contracts, some of which were resold at lower prices in the spot market for a substantial portion of the year. The implementation of SFV rate design effective September 1, 1992 further exacerbated the underutilization of firm transportation capacity.

The NGL margin for 1992 compared to 1991 was $4.6 million less due to higher costs of securing processing rights in 1992, lower volumes in 1992 attributable to plant downtime caused by Hurricane Andrew and a temporary shutdown of the Cameron Meadows Gas Processing Plant, coupled with the unusually high liquids sales prices in the beginning of 1991 which were influenced by events in the Middle East.

The liquids fractionation margin was $3.6 million less for 1992 compared to 1991 due primarily to lower naphtha prices and higher transportation costs. Effective August 1992, naphtha processing was discontinued due to the lower prices.

Gas Marketing's lower administrative and general expenses were primarily attributable to decreased labor and related costs and office rent, and the lower net interest income was due to lower interest rates and lower revenues which provided less cash to invest.

 CASH FLOWS FROM OPERATING ACTIVITIES

Net cash used in operating activities for Gas Marketing decreased $2 million in 1992. This decrease in cash used in operating activities was primarily due to the amount and timing of net collections of receivables and disbursements of payables.

COMPETITION

Changes in the natural gas industry over the past several years have substantially increased competition for gas sales. TGMC's competitors include other natural gas marketers and producers.

COAL
1993 COMPARED TO 1992

Coal reported net income of $5.6 million for 1993, compared to a net loss of $3.4 million for 1992. Excluding an after-tax loss on the sale of a coal loading and storage facility and a charge for additional income tax expense due to the corporate federal income tax rate increase, Coal reported net income of $7.2 million for 1993. The 1993 results reflect an improvement in Coal's unit margins due to lower average operating costs and favorable price adjustments in a long-term sales contract, lower administrative and general expenses and lower interest expense as a result of lower debt when compared to 1992. The lower operating costs reflect the implementation of a new mining plan in early 1993, which concentrated on supplying coal from mines with lower production costs. Total sales volumes decreased slightly to 8.9 million tons in 1993 from 9.0 million tons in 1992. Coal's operating income improved to $7.0 million for 1993 from an operating loss of $3.5 million in 1992 due to the same reasons as the net income variances described above, excluding interest expense.

 CASH FLOWS FROM OPERATING ACTIVITIES

Net cash flows provided by operating activities increased $2 million in 1993. The increase in cash flows was primarily due to increased cash income in 1993 compared to 1992 as discussed above.

1992 COMPARED TO 1991

Coal reported a net loss of $3.4 million for 1992 compared to net income of $4.8 million in 1991. The lower results for 1992 were primarily due to a 67 percent lower unit margin, resulting from a lower average sales price partially offset by a lower average operating cost, and a 15 percent decrease in contract sales volumes. Total sales volumes decreased to 9.0 million tons in 1992 from
9.3 million tons in 1991. The lower operating results were partially offset by lower interest expense on a reduced level of debt. Coal's operating results decreased to an operating loss of $3.5 million for 1992 from operating income of $9.9 million for 1991 due to the lower margin and volumes described above.

 CASH FLOWS FROM OPERATING ACTIVITIES

Net cash flows provided by operating activities decreased $6 million in 1992. The decrease in cash flows was primarily due to reduced cash income in 1992 compared to 1991 as discussed above.

OTHER BUSINESSES

 GAS GATHERING
 1993 COMPARED TO 1992

Gas Gathering's net loss for 1993 was $39.5 million compared to a $23.4 million net loss for 1992. Excluding a $30.7 million after-tax charge in 1993 related to an agreement with Corpus Christi Gas Gathering, Inc. and certain affiliates to resolve litigation and acquire Corpus Christi's interest in jointly owned gas gathering and intrastate pipeline partnerships and a $16.3 million after-tax charge for losses on the sales of assets in 1992, Gas Gathering recorded a net loss of $8.8 million for 1993 and a $7.1 million net loss for 1992. The increased loss was due primarily to reduced transportation earnings as a result of lower volumes in 1993 due to the sale of certain facilities in 1992 and lower equity in earnings of affiliates.

 1992 COMPARED TO 1991
Gas Gathering incurred a net loss of $23.4 million for 1992 compared to a net loss of $0.2 million for 1991. Excluding a $16.3 million after-tax charge to earnings for losses on the sales of assets, Gas Gathering recorded a $7.1 million net loss in 1992. The decreased results were primarily due to reduced transportation earnings as a result of lower volumes from fewer gathering lines in 1992 as a result of the sale of certain facilities and due to higher interest expense as a result of interest capitalization in 1991 on gathering projects now in service. Partially offsetting the decreased results was improved equity in earnings of affiliates due to adjustments made in 1991 to prior estimates of losses from certain partnerships during start-up operations in 1990.
 POWER GENERATION

As discussed in Note J of the Notes to Consolidated Financial Statements, Transco closed the sale of TEVCO in September 1993, received $150 million in cash and recorded a gain on the sale of $50.5 million pre-tax ($31.6 million after-tax) in the third quarter of 1993. Accordingly, Power Generation has been classified as discontinued operations in the accompanying Consolidated Statement of Operations.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors,
Transco Energy Company:

We have audited the accompanying consolidated balance sheet of Transco Energy Company (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transco Energy Company and subsidiaries as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

                                        ARTHUR ANDERSEN & CO.
Houston, Texas
February 18, 1994


               MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles. Management is responsible for the fairness and reliability of the financial statements and other financial data included in this report. In the preparation of the financial statements, it is necessary to make informed estimates and judgments of the effects of certain events and transactions based on currently available information.

Transco maintains accounting and other controls that management believes provide reasonable assurance that financial records are reliable, assets are safeguarded, and that transactions are properly recorded in accordance with management's authorizations. However, limitations exist in any system of internal control based upon the recognition that the cost of the system should not exceed benefits derived.

Transco's independent auditors, Arthur Andersen & Co., are engaged to audit the financial statements and to express an opinion thereon. Their audit is conducted in accordance with generally accepted auditing standards to enable them to report that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles.

The Audit Committee of the Board of Directors, composed of three directors who are not employees of Transco, meets regularly with the independent auditors and management. The independent auditors have full and free access to the Audit Committee and meet with them, with and without management being present, to discuss the results of their audits and the quality of financial reporting.

CONSOLIDATED BALANCE SHEET
(Notes A and M)

                                                                                               December 31,
                                                                                         -------------------------
                                                                                           1993           1992
                                                                                         ----------     ----------
                                                                                           (Thousands of Dollars)
ASSETS
CURRENT ASSETS:
  Cash and temporary cash investments                                                    $  163,488     $   12,528
  Deposits                                                                                   34,133         28,734
  Receivables--
     Trade (Note E)                                                                         195,306        191,386
     Notes (Note K)                                                                              --          8,947
     Federal income tax benefits                                                              1,392         10,593
     Other                                                                                   21,355         12,425
  Transportation and exchange gas receivable (Note A)                                        50,635         54,293
  Producer settlement costs recoverable from customers (Notes B and E)                        1,067         37,122
  Inventories--
     Gas in storage, at LIFO                                                                 37,095        112,616
     Coal, at average cost                                                                    7,388          9,863
     Materials, supplies and other, at average cost                                          74,067         77,354
  Deferred income tax benefits (Note I)                                                      21,330         49,634
  Other                                                                                      59,465         36,249
                                                                                          ---------      ---------
       Total current assets                                                                 666,721        641,744
                                                                                          ---------      ---------
INVESTMENTS, AT COST PLUS EQUITY IN UNDISTRIBUTED EARNINGS (NOTE K)                          31,454         81,629
                                                                                          ---------      ---------


PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Natural gas transmission plant-jurisdictional                                           5,058,546      4,947,649
     Less-Accumulated depreciation and amortization                                       2,653,534      2,509,214
                                                                                          ---------      ---------
       Natural gas transmission plant-jurisdictional, net                                 2,405,012      2,438,435
                                                                                          ---------      ---------
  Natural gas gathering and liquids separation and fractionation plant                      213,114        141,693
     Less-Accumulated depreciation and amortization                                          11,412          9,545
                                                                                          ---------      ---------
       Natural gas gathering and liquids separation and fractionation plant, net            201,702        132,148
                                                                                          ---------      ---------
  Coal properties                                                                           409,695        435,044
     Less-Accumulated depreciation, depletion and amortization                              138,280        153,081
                                                                                          ---------      ---------
       Coal properties, net                                                                 271,415        281,963
                                                                                          ---------      ---------
  Other property, plant and equipment                                                         5,280          8,846
     Less-Accumulated depreciation and amortization                                           3,217          3,458
                                                                                          ---------      ---------
       Other property, plant and equipment, net                                               2,063          5,388
                                                                                          ---------      ---------
     Total property, plant and equipment, net                                             2,880,192      2,857,934
                                                                                          ---------      ---------


OTHER ASSETS:
  Nonoperating interest in coalbed methane properties, net (Note L)                         131,287        210,901
  Notes receivable (Note K)                                                                  14,929         94,484
  Transportation and exchange gas receivable (Note A)                                       106,395        169,911
  Other                                                                                     249,507        201,960
                                                                                         ----------     ----------
       Total other assets                                                                   502,118        677,256
                                                                                         ----------     ----------
                                                                                         $4,080,485     $4,258,563
                                                                                         ==========     ==========

The accompanying notes and schedule of segment information are an integral part of these consolidated financial statements.

                          CONSOLIDATED BALANCE SHEET
                          (Notes A and M)


                                                                                             December 31,
                                                                                     -----------------------------
                                                                                        1993              1992
                                                                                     -----------       -----------
                                                                                       (Thousands of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt (Note E)                                      $   159,479       $   188,787
  Payables--
     Trade                                                                               284,469           281,926
     Other                                                                                88,123            90,707
  Transportation and exchange gas payable (Note A)                                        16,258            25,262
  Accrued liabilities--
     Other taxes                                                                          28,517            20,169
     Interest                                                                             46,139            47,582
     Employee benefits (Note H)                                                           64,388            61,466
     Other                                                                                75,077            94,382
  Reserve for producer settlements, legal and regulatory issues (Notes B and C)            7,583            56,660
  Reserve for rate refunds (Note B)                                                      161,991            52,913
  Other                                                                                   54,550            41,629
                                                                                      ----------        ----------
       Total current liabilities                                                         986,574           961,483
                                                                                      ----------        ----------
LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE E)                                       1,786,571         1,819,915
                                                                                      ----------        ----------

OTHER LIABILITIES AND DEFERRED CREDITS:
  Income taxes (Note I)                                                                  284,130           319,157
  Income taxes refundable to customers                                                    26,364            55,140
  Transportation and exchange gas payable (Note A)                                        78,411           133,189
  Accrued pension cost (Note H)                                                           31,958            29,796
  Other                                                                                  154,585           147,203
                                                                                      ----------        ----------
       Total other liabilities and deferred credits                                      575,448           684,485
                                                                                      ----------        ----------
COMMITMENTS AND CONTINGENCIES (NOTES B, C, D AND E)

PREFERRED STOCK OF SUBSIDIARY-REDEEMABLE (NOTE F)                                         75,743           101,741
  Less-Issue expense                                                                         552               735
                                                                                      ----------        ----------
                                                                                          75,191           101,006
                                                                                      ----------        ----------
CONVERTIBLE PREFERRED STOCK-REDEEMABLE (NOTE F)                                               --           125,000
  Less-Issue expense                                                                          --             7,260
                                                                                      ----------        ----------
                                                                                              --           117,740
                                                                                      ----------        ----------
CONVERTIBLE PREFERRED STOCK-NON-REDEEMABLE (NOTE F)                                      273,995           148,995
  Less-Issue expense                                                                       8,577             5,000
                                                                                      ----------        ----------
                                                                                         265,418           143,995
                                                                                      ----------        ----------
COMMON STOCKHOLDERS' EQUITY:
  Common stock $0.50 par value: authorized 150,000,000 shares;
   issued and outstanding 41,386,861 and 40,330,470 shares in 1993
   and 1992, respectively (Note G)                                                        20,693            20,165
  Premium on capital stock and other paid-in capital                                     511,797           522,739
  Retained earnings (deficit)                                                           (115,447)          (62,471)
                                                                                      ----------        ----------
                                                                                         417,043           480,433
  Less-Treasury stock, at cost, 15,156 and 33,322 shares in 1993
   and 1992, respectively                                                                    207               955
     Common stock held by Tran$tock, 524,045 and 1,045,601 shares in 1993 and 1992, respectively (Note H)-
         Deferred compensation                                                            14,395            29,220
         Receivable from Tran$tock                                                         9,383            18,224
     Restricted stock, 91,964 and 105,372 shares in 1993 and 1992, respectively (Note G)-
       Deferred compensation                                                               1,775             2,095
                                                                                      ----------        ----------
       Total common stockholders' equity                                                 391,283           429,939
                                                                                      ----------        ----------
                                                                                      $4,080,485        $4,258,563
                                                                                      ==========        ==========

The accompanying notes and schedule of segment information are an integral part of these consolidated financial statements.

52




CONSOLIDATED STATEMENT OF OPERATIONS
(Note A)


                                                                                              Years Ended December 31,
                                                                                   ---------------------------------------------
                                                                                       1993            1992             1991
                                                                                   -----------      -----------      -----------
                                                                                       (Thousands, except per share amounts)
OPERATING REVENUES:
  Natural gas sales                                                                $ 1,660,203      $ 1,513,888      $ 1,534,902
  Natural gas transportation                                                           826,201          703,390          633,393
  Natural gas storage                                                                  146,416          137,292          142,060
  Coal sales                                                                           234,618          234,471          261,225
  Other sales                                                                           54,488          103,298          143,247
                                                                                   -----------      -----------      -----------
     Total operating revenues                                                        2,921,926        2,692,339        2,714,827
                                                                                   -----------      -----------      -----------
OPERATING COSTS AND EXPENSES:
  Cost of natural gas sales                                                          1,486,400        1,281,613        1,261,597
  Cost of natural gas transportation                                                   186,621          185,508          145,267
  Cost of coal sales                                                                   195,312          202,352          211,505
  Cost of other sales                                                                   40,398           81,349           98,319
  Operation and maintenance                                                            239,281          247,228          263,332
  Administrative and general                                                           248,765          205,219          238,781
  Depreciation, depletion and amortization                                             187,337          192,498          210,761
  Taxes-other than income taxes                                                         51,136           46,713           47,201
  Corpus Christi settlement (Note C)                                                    50,269               --               --
  Write-off of note receivable (Note K)                                                 20,125               --               --
  Capitalized costs in excess of ceiling limitation (Note L)                            70,000           35,200               --
  Provision for producer settlements, legal and regulatory issues (Notes B and C)           --           31,000           83,152
  Provision for asset impairments (Note L)                                                  --               --          130,445
  Provision for Transition Cost proceeding (Note B)                                         --               --           52,996
  Provision for restructuring (Note H)                                                      --               --           34,704
                                                                                   -----------      -----------      -----------
     Total operating costs and expenses                                              2,775,644        2,508,680        2,778,060
                                                                                   -----------      -----------      -----------
OPERATING INCOME (LOSS)                                                                146,282          183,659          (63,233)
                                                                                   -----------      -----------      -----------
OTHER (INCOME) AND OTHER DEDUCTIONS:
  Interest expense                                                                     190,281          205,514          212,412
  Interest expense-Transition Cost proceeding                                               --               --           22,559
  Interest income                                                                       (8,602)          (9,883)         (22,826)
  Capitalized interest and allowance for funds used during construction                 (7,259)          (7,966)         (38,537)
  Dividends on preferred stock of subsidiaries                                           8,107            8,654            8,973
  Equity in earnings of unconsolidated affiliates (Note K)                                (235)          (5,427)          (6,290)
  Losses on sales of assets (Note J)                                                       924           84,406               --
  Gain on final liquidating distribution from TXP (Note J)                                  --          (17,666)              --
  Miscellaneous other (income) and deductions, net                                      16,562            5,955           17,950
                                                                                   -----------      -----------      -----------
     Total other (income) and other deductions                                         199,778          263,587          194,241
                                                                                   -----------      -----------      -----------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                           (53,496)         (79,928)        (257,474)
BENEFIT OF INCOME TAXES (NOTE I)                                                       (18,081)         (27,935)         (94,771)
                                                                                   -----------      -----------      -----------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                               (35,415)         (51,993)        (162,703)
                                                                                   -----------      -----------      -----------
INCOME (LOSS) FROM OPERATIONS OF DISCONTINUED SEGMENT,
 NET OF INCOME TAXES                                                                       (93)           2,649           (4,710)
GAIN ON SALE OF DISCONTINUED SEGMENT, NET OF INCOME TAXES                               31,572               --               --
                                                                                   -----------      -----------      -----------
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS (NOTE J)                                 31,479            2,649           (4,710)
                                                                                   -----------      -----------      -----------
NET INCOME (LOSS)                                                                       (3,936)         (49,344)        (167,413)
DIVIDENDS ON CONVERTIBLE PREFERRED STOCK                                                25,047           25,730           25,730
                                                                                   -----------      -----------      -----------
COMMON STOCK EQUITY IN NET INCOME (LOSS)                                           $   (28,983)     $   (75,074)     $  (193,143)
                                                                                   ===========      ===========      ===========
PRIMARY EARNINGS (LOSS) PER SHARE OF COMMON STOCK AND
 COMMON STOCK EQUIVALENTS:
  Continuing Operations                                                            $     (1.54)     $     (2.43)     $     (6.42)
  Discontinued Operations                                                                 0.80             0.08            (0.16)
                                                                                   -----------      -----------      -----------
                                                                                   $     (0.74)     $     (2.35)     $     (6.58)
                                                                                   ===========      ===========      ===========
AVERAGE SHARES OF COMMON STOCK AND COMMON STOCK
  EQUIVALENTS OUTSTANDING                                                               39,202           31,946           29,335
                                                                                   ===========      ===========      ===========

SHARES OF COMMON STOCK OUTSTANDING                                                      41,372           40,297           30,701
                                                                                   ===========      ===========      ===========


The accompanying notes and schedule of segment information are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                     (Note A)

                                                                                              Years Ended December 31,
                                                                                   ---------------------------------------------
                                                                                       1993            1992             1991
                                                                                   -----------      -----------      -----------
                                                                                               (Thousands of Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                $    (3,936)    $  (49,344)     $  (167,413)
  Adjustments to reconcile net income (loss) to net cash provided by
     (used in) operating activities:
     Depreciation, depletion and amortization                                          205,497        210,710          227,066
     Deferred income taxes (Note I)                                                    (30,478)       (13,966)        (138,754)
     Allowance for equity funds used during construction                                (3,262)        (3,185)         (10,378)
     Equity in earnings of unconsolidated affiliates (Note K)                           (3,607)        (7,688)          (7,108)
     Dividends and distributions from unconsolidated affiliates                          7,748          9,746           13,686
     Tran$tock compensation expense (Note H)                                             2,768          2,727            5,006
     Losses (gains) on sales of assets (Note J)                                        (49,556)        84,406               --
     Corpus Christi settlement (Note C)                                                 50,269             --               --
     Write-off of note receivable (Note K)                                              20,125             --               --
     Capitalized costs in excess of ceiling limitation (Note L)                         70,000         35,200               --
     Provision for producer settlements, legal and regulatory issues (Notes B and C)        --         31,000           83,152
     Gain on final liquidating distribution from TXP (Note J)                               --        (17,666)              --
     Provision for asset impairments (Note L)                                               --             --          133,445
     Provision for Transition Cost proceeding (Note B)                                      --             --           75,555
     Provision for restructuring (Note H)                                                   --             --           34,704
                                                                                    ----------     ----------      -----------
                                                                                       265,568        281,940          248,961

     Transition Cost refund (Note B)                                                        --        (74,104)              --
     Nonrecoverable producer settlements (Note B)                                      (33,514)       (51,160)         (45,681)
     Changes in operating assets and liabilities:
       Deposits                                                                         (6,479)       (26,374)             742
       Receivables                                                                         212         27,610           10,676
       Transportation and exchange gas receivable (Note A)                              67,174        (40,087)           9,469
       Inventories                                                                     (12,055)       (18,829)           6,579
       Payables                                                                         (6,781)       (11,263)         (95,298)
       Transportation and exchange gas payable (Note A)                                (63,782)        14,020           15,221
       Accrued liabilities                                                             (24,236)       (34,812)          27,803
       Reserve for rate refunds                                                        108,863        (45,556)          66,313
       Other, net                                                                      (18,728)         7,859           10,154
                                                                                    ----------     ----------      -----------
       Net cash provided by operating activities                                       276,242         29,244          254,939
                                                                                    ----------     ----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES (NOTES E, F AND G):
  Net additions to long-term debt                                                           --        661,480          346,412
  Retirement of long-term debt and capital lease obligations                           (63,787)      (483,714)        (103,816)
  Sale of preferred stock, net of issue expense                                        121,423             --               --
  Retirement of preferred stock                                                       (158,656)        (5,032)          (5,404)
  Net decrease in short-term debt                                                           --       (320,000)         (33,612)
  Sale of common stock, net of issue expense                                               218        111,573              194
  Dividends on common stock                                                            (24,374)       (20,112)         (35,858)
  Dividends on preferred stock                                                         (34,310)       (34,433)         (34,738)
  Other, net                                                                            (2,864)           310              531
                                                                                    ----------     ----------      -----------
       Net cash provided by (used in) financing activities                            (162,350)       (89,928)         133,709
                                                                                    ----------     ----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property, plant and equipment and investment in unconsolidated affiliates           (173,270)      (178,434)        (467,830)
  Final liquidating distribution from TXP (Note J)                                          --         61,639               --
  Recoverable producer settlements (Note B)                                             (5,743)            --          (30,089)
  Recovery of producer settlements (Note B)                                             34,242         69,291           82,221
  Net proceeds from sales of assets (Note J)                                           144,874        143,704           16,269
  Notes receivable (Note K)                                                             (1,905)       (20,114)         (34,187)
  Repayment of notes receivable (Note K)                                                 1,982          1,398           31,756
  Equity contribution deposits                                                              --        (44,724)              --
  Other, net                                                                            36,888         10,600           14,931
                                                                                    ----------     ----------      -----------
       Net cash provided by (used in) investing activities                              37,068         43,360         (386,929)
                                                                                    ----------     ----------      -----------
  Net increase (decrease) in cash and cash equivalents                                 150,960        (17,324)           1,719
  Cash and cash equivalents at beginning of period                                      12,528         29,852           28,133
                                                                                   -----------     ----------      -----------
  Cash and cash equivalents at end of period                                       $   163,488     $   12,528      $    29,852
                                                                                   ===========     ==========      ===========
- ------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
     Cash paid during the year for:
       Interest (net of amount capitalized)                                        $   191,131     $  226,751      $   159,339
       Income taxes, net                                                                19,253         10,588           41,193

The accompanying notes and schedule of segment information are an integral part of these consolidated financial statements.

54




CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY

                                                                           Years Ended December 31,
                                                 --------------------------------------------------------------------------------
                                                           1993                        1992                       1991
                                                 -------------------------    -----------------------   -------------------------
                                                  Shares          Amount       Shares        Amount      Shares          Amount
                                                 --------       ----------    --------     ----------   --------       ----------
                                                                     (Thousands, except per share amounts)
COMMON STOCK:
  Balance at beginning of period                   40,330       $   20,165      30,730     $   15,365     30,598       $  15,299
      Corpus Christi settlement                     1,000              500          --             --         --              --
      Public equity offering                           --               --       8,050          4,025         --              --
      Challenger litigation settlement                 --               --       1,500            750         --              --
      Exercise of stock options and stock
        appreciation rights                            18                9          --             --          8               4
      Issued under restricted stock plan               39               19          50             25        124              62
                                                   ------       ----------      ------     ----------     ------       ---------
  Balance at end of period                         41,387           20,693      40,330         20,165     30,730          15,365
                                                   ======       ----------      ======     ----------     ======       ---------
PREMIUM ON CAPITAL STOCK AND OTHER PAID-IN CAPITAL:
  Balance at beginning of period                                   522,739                    414,339                    421,259
      Corpus Christi settlement                                     17,375                         --                         --
      Redemption of 9.25% preferred stock                          (16,371)                        --                         --
      Public equity offering                                             5                    107,548                         --
      Challenger litigation settlement                                  --                     14,250                         --
      Tran$tock market value adjustment                            (12,057)                   (11,902)                   (11,011)
      Restricted stock market value adjustment                          57                     (2,951)                        48
      Exercise of stock options and stock
       appreciation rights                                             204                         --                        190
      Loss on reacquired preferred stock of
       subsidiary, net                                                (183)                       (70)                       (92)
      Issued under restricted stock plan                                28                      1,525                      3,945
                                                                ----------                 ----------                  ---------
  Balance at end of period                                         511,797                    522,739                    414,339
                                                                ----------                 ----------                  ---------
RETAINED EARNINGS (DEFICIT):
  Balance at beginning of period                                   (62,471)                    32,125                    259,587
      Net income (loss)                                             (3,936)                   (49,344)                  (167,413)
      Dividends on common stock at $0.60,
        $0.60 and $1.17 per share, respectively                    (23,993)                   (19,522)                   (34,319)
      Dividends on convertible preferred stock at
        required amounts                                           (25,047)                   (25,730)                   (25,730)
                                                                ----------                 ----------                  ---------
  Balance at end of period                                        (115,447)                   (62,471)                    32,125
                                                                ----------                 ----------                  ---------
LESS TREASURY STOCK:
  Balance at beginning of period                       33              955          29            996         14             679
      Forfeitures from restricted stock plan           36              510          41            572         15             321
      Issued under restricted stock plan              (43)          (1,079)        (37)          (612)        --              --
      Issued under stock option plan                  (22)            (336)         --             --         --              --
      Other purchases and sales                        11              157          --             (1)        --              (4)
                                                   ------       ----------      ------     ----------     ------       ---------
 Balance at end of period                              15              207          33            955         29             996
                                                   ======       ----------      ======     ----------     ======       ---------
LESS COMMON STOCK HELD BY TRAN$TOCK:
  Deferred compensation
      Balance at beginning of period                  644           29,220         967         43,884      1,322          60,000
        Compensation expense                         (327)          (2,768)       (323)        (2,762)      (355)         (5,105)
        Market value adjustment                        --          (12,057)         --        (11,902)        --         (11,011)
                                                   ------       ----------      ------     ----------     ------       ---------
      Balance at end of period                        317           14,395         644         29,220        967          43,884
                                                   ======       ----------      ======     ----------     ======       ---------
  Receivable from Tran$tock
      Balance at beginning of period                  402           18,224         585         26,554        758          34,402
        Repayment                                    (195)          (8,841)       (183)        (8,330)      (173)         (7,848)
                                                   ------       ----------      ------     ----------     ------       ---------
      Balance at end of period                        207            9,383         402         18,224        585          26,554
                                                   ======       ----------      ======     ----------     ======       ---------
LESS RESTRICTED STOCK:
  Deferred compensation
      Balance at beginning of period                  105            2,095         103          3,600         18             577
        Awarded, earned or forfeited, net              (3)             938          35          2,328        109           3,904

        Compensation expense and market value
          adjustment                                  (10)          (1,258)        (33)        (3,833)       (24)           (881)
                                                   ------       ----------      ------     ----------     ------       ---------
      Balance at end of period                         92            1,775         105          2,095        103           3,600
                                                   ======       ----------      ======     ----------     ======       ---------
TOTAL COMMON STOCKHOLDERS' EQUITY                               $  391,283                 $  429,939                  $ 386,795
                                                                ==========                 ==========                  =========

The accompanying notes and schedule of segment information are an integral part of these consolidated financial statements.

                        SCHEDULE OF SEGMENT INFORMATION
                        (Note A)

                                                            Gas          Gas
Description                                 Pipelines    Marketing    Gathering      Coal        Other    Eliminations  Consolidated
- -----------                                ----------    ---------    ---------     ------       -----    ------------  ------------
(Thousands of Dollars)
YEAR ENDED DECEMBER 31, 1993:
Revenues:
 Unaffiliated companies                    $1,281,191    $1,388,262     $  6,910    $234,618     $  10,945   $     --    $2,921,926
 Affiliated companies                          47,620        59,353          117          --         2,693   (109,783)           --
                                           ----------    ----------     --------    --------     ---------   --------    ----------
 Total revenues                             1,328,811     1,447,615        7,027     234,618        13,638   (109,783)    2,921,926
                                           ----------    ----------     --------    --------     ---------   --------    ----------
Operating Costs and Expenses:
 Cost of sales and transportation             378,701     1,427,267        5,255     195,312        10,549   (108,353)    1,908,731
 Depreciation, depletion and
  amortization                                158,524         1,177        2,945      23,377         1,314         --       187,337
 Corpus Christi settlement                         --         3,000       47,269          --            --         --        50,269
 Write-off of note receivable                  20,125            --           --          --            --         --        20,125
 Capitalized costs in excess of
  ceiling limitation                               --            --           --          --        70,000         --        70,000
 Other operating costs and expenses           484,315        26,941        3,875       8,949        16,614     (1,512)      539,182
                                           ----------    ----------     --------    --------     ---------   --------    ----------
 Total operating costs and expenses         1,041,665     1,458,385       59,344     227,638        98,477   (109,865)    2,775,644
                                           ----------    ----------     --------    --------     ---------   --------    ----------
Operating Income (Loss)                    $  287,146    $  (10,770)    $(52,317)   $  6,980     $ (84,839)   $    82    $  146,282
                                           ==========    ==========     ========    ========     =========   ========    ==========
Equity in Earnings (Loss) of
 Unconsolidated Affiliates                 $      320    $     (884)    $ (2,219)   $     --      $  3,018    $    --    $      235
                                           ==========    ==========     ========    ========     =========   ========    ==========


Assets:
 Identifiable assets at year-end           $3,043,919    $  156,854     $174,704    $310,452      $196,690    $    --    $3,882,619
                                           ==========    ==========     ========    ========     =========   ========


 Equity in net assets of
 unconsolidated affiliates                 $    6,360    $   16,347     $  6,541    $     --      $  2,206    $    --        31,454
                                           ==========    ==========     ========    ========     =========   ========

 Other corporate assets                                                                                                     166,412
                                                                                                                         ----------
Total Assets                                                                                                             $4,080,485
                                                                                                                         ==========

Capital Expenditures and Investment
 in Unconsolidated Affiliates              $  139,975    $    1,509     $    282    $ 14,650      $ 16,854    $    --    $  173,270
                                           ==========    ==========     ========    ========     =========   ========    ==========


The accompanying notes to consolidated financial statements are an integral part of this schedule.

(Note A)


                                                        Gas            Gas
Description                              Pipelines    Marketing     Gathering      Coal         Other     Eliminations  Consolidated
- -----------                              ----------  ----------    ----------    ----------   ---------   ------------  ------------
(Thousands of Dollars)
YEAR ENDED DECEMBER 31, 1992:
Revenues:
 Unaffiliated companies                  $1,655,787   $  790,950   $    9,689    $  234,471    $    1,442  $       --    $2,692,339
 Affiliated companies                        47,084        9,335        1,139            --         8,954     (66,512)           --
                                         ----------   ----------   ----------    ----------     ---------  ----------    ----------
  Total revenues                          1,702,871      800,285       10,828       234,471        10,396     (66,512)    2,692,339
                                         ----------   ----------   ----------    ----------     ---------  ----------    ----------
Operating Costs and Expenses:
 Cost of sales and transportation           820,399      791,044        3,532       202,352             8     (66,513)    1,750,822
 Depreciation, depletion and amortization   152,996        1,771        4,540        25,310         7,881          --       192,498
 Capitalized costs in excess of
  ceiling limitation                             --           --           --            --        35,200          --        35,200
 Provision for producer settlements,
  legal and regulatory issues                31,000           --           --            --            --          --        31,000
 Other operating costs and expenses         444,346       18,603        5,732        10,297        20,372        (190)      499,160
                                         ----------   ----------   ----------    ----------    ----------  ----------    ----------
  Total operating costs and expenses      1,448,741      811,418       13,804       237,959        63,461     (66,703)    2,508,680
                                         ----------   ----------   ----------    ----------    ----------  ----------    ----------
Operating Income (Loss)                  $  254,130   $  (11,133)  $   (2,976)   $   (3,488)   $  (53,065) $      191    $  183,659
                                         ==========   ==========   ==========    ==========    ==========  ==========    ==========
Equity in Earnings (Loss) of
 Unconsolidated Affiliates               $    1,667   $      930   $     (124)   $       --    $    2,954  $       --    $    5,427
                                         ==========   ==========   ==========    ==========    ==========  ==========    ==========

Assets:
 Identifiable assets at year-end         $3,165,239   $  164,485   $  148,050    $  316,483    $  351,928  $       --    $4,146,185
                                         ==========   ==========   ==========    ==========    ==========  ==========

 Equity in net assets of
  unconsolidated affiliates              $    6,722   $   15,345   $   47,095    $       --    $   12,467  $       --        81,629
                                         ==========   ==========   ==========    ==========    ==========  ==========

 Other corporate assets                                                                                                      30,749
                                                                                                                         ----------
Total Assets                                                                                                             $4,258,563
                                                                                                                         ==========

Capital Expenditures and Investment
 in Unconsolidated Affiliates            $  138,496   $    2,150   $      318    $    8,982    $   28,488  $       --    $  178,434
                                         ==========   ==========   ==========    ==========    ==========  ==========    ==========

The accompanying notes to consolidated financial statements are an integral part of this schedule.

                  (Note A)


                                                         Gas          Gas                                    Elimi-
Description                              Pipelines    Marketing    Gathering        Coal         Other       nations    Consolidated
- -----------                             -----------   ---------    ---------      ---------    ---------    ----------  ------------
(Thousands of Dollars)
YEAR ENDED DECEMBER 31, 1991:
Revenues:
 Unaffiliated companies                  $1,576,521   $  841,265   $    25,134    $  269,209   $    2,698   $       --   $2,714,827
 Affiliated companies                        40,305           42         2,252            --       27,137      (69,736)          --
                                         ----------   ----------   -----------    ----------   ----------   ----------   ----------
  Total revenues                          1,616,826      841,307        27,386       269,209       29,835      (69,736)   2,714,827
                                         ----------   ----------   -----------    ----------   ----------   ----------   ----------
Operating Costs and Expenses:
 Cost of sales and transportation           760,375      811,128         3,143       211,505          274      (69,737)   1,716,688
 Depreciation, depletion and amortization   147,947        2,156         9,282        29,131       22,245           --      210,761
 Provision for producer
  settlements, legal, regulatory
  issues and other restructuring            199,388        1,709            --           200      100,000           --      301,297
 Other operating costs and expenses         467,989       23,249         6,631        18,522       33,182         (259)     549,314
                                         ----------   ----------   -----------    ----------   ----------   ----------   ----------
  Total operating costs and expenses      1,575,699      838,242        19,056       259,358      155,701      (69,996)   2,778,060
                                         ----------   ----------   -----------    ----------   ----------   ----------   ----------
Operating Income (Loss)                  $   41,127   $    3,065   $     8,330    $    9,851   $ (125,866)  $      260   $  (63,233)
                                         ==========   ==========   ===========    ==========   ==========   ==========   ==========
Equity in Earnings (Loss) of
 Unconsolidated Affiliates               $    4,867   $    1,570   $    (2,990)   $       --   $    2,843   $       --   $    6,290
                                         ==========   ==========   ===========    ==========   ==========   ==========   ==========

Assets:
 Identifiable assets at year-end         $3,282,734   $  199,736   $   238,786    $  347,179   $  444,288   $       --   $4,512,723
                                         ==========   ==========   ===========    ==========   ==========   ==========

 Equity in net assets of
  unconsolidated affiliates              $   17,839   $   18,587   $    50,643    $       --   $    6,591   $       --       93,660
                                         ==========   ==========   ===========    ==========   ==========   ==========

 Other corporate assets                                                                                                       2,812
                                                                                                                         ----------
  Total Assets                                                                                                           $4,609,195
                                                                                                                         ==========

Capital Expenditures and Investment
   in Unconsolidated Affiliates          $  311,529   $    7,165   $    13,189    $   10,355   $  125,592   $      --    $  467,830
                                         ==========   ==========   ===========    ==========   ==========   ==========   ==========


The accompanying notes to consolidated financial statements are an integral part of this schedule.

58




HEADLINE

                               HEADLINE

60





HEADLINE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
                        A.    Summary of Significant Accounting Policies   59
                        B.    Regulatory Matters                           61
                        C.    Legal Proceedings                            65
                        D.    Environmental Matters                        67
                        E.    Financing                                    69
                        F.    Preferred Stock                              72
                        G.    Common Stock                                 73
                        H.    Employee Benefit Plans                       75
                        I.    Income Taxes                                 79
                        J.    Discontinued Operations and Sales of Assets  80
                        K.    Investment in Unconsolidated Affiliates and
                              Notes Receivable                             81
                        L.    Investment in Nonoperating Interest in
                              Coalbed Methane Properties                   82
                        M.    Commitments and Contingencies                83
                        N.    Fair Value of Financial Instruments          86
                        O.    Quarterly Information (Unaudited)            87

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Transco Energy Company and its wholly-owned subsidiaries. As used herein, the terms "Transco" or the "Company" refer to Transco Energy Company and its wholly-owned subsidiaries unless the context otherwise requires. Intercompany sales are at market prices and all significant intercompany accounts and transactions have been eliminated. The equity method of accounting is used for investments in affiliates in which 50 percent or less of the voting interest is owned.

As a result of its sale described in Note J, the Power Generation segment has been classified in the Consolidated Statement of Operations as discontinued operations; and, as such, revenues and expenses have been excluded from the results for continuing operations. Prior years' results of the Power Generation segment have been reclassified to conform with this presentation. Certain other reclassifications have been made in the 1992 and 1991 financial statements to conform to the 1993 presentation.

BUSINESS SEGMENTS

In December 1992, Transcontinental Gas Pipe Line Corporation (TGPL) and Texas Gas Transmission Corporation (Texas Gas) filed plans with the Federal Energy Regulatory Commission (FERC) for Transco to realign the Gas Marketing segment of its business under the common management of a newly formed subsidiary, Transco Gas Marketing Company (TGMC). In January 1993, the FERC, subject to conditions, accepted tariff sheets filed by TGPL and Texas Gas, effectively allowing the Company to proceed with the realignment. TGMC, through agency management agreements with TGPL and Texas Gas, manages all gas sales made by TGPL and all gas sales made by Texas Gas except for monthly gas purchases under gas purchase contracts with pricing provisions that are not variable market based which Texas Gas sells at auction. Accordingly, effective January 1, 1993 for TGPL and November 1, 1993 for Texas Gas, substantially all sales revenues and the related costs, including gas costs applicable to TGPL and Texas Gas' sales service, are reported by Transco in its Gas Marketing segment.


DEPRECIATION, DEPLETION AND AMORTIZATION

NATURAL GAS TRANSMISSION PLANT Depreciation rates used for major regulated gas plant facilities at year-end 1993, 1992 and 1991 were:

                                                             TGPL                                      Texas Gas
                                           ----------------------------------------     ----------------------------------------
Category of Property                          1993           1992           1991           1993           1992          1991
- --------------------                       ----------     ----------     ----------     ----------     ----------     ----------
Gathering facilities                             6.22%          6.22%          6.22%    0.75%-1.20%    0.75%-1.20%    0.75%-1.20%
Storage facilities                               2.50%          2.50%          2.50%          2.30%          2.30%          2.30%
Onshore transmission facilities            2.50%-2.65%          2.50%          2.50%          2.00%          2.00%          2.00%
Offshore transmission facilities           3.75%-7.78%    3.75%-7.78%    3.75%-7.78%          6.00%          6.00%          6.00%

Depreciation of general plant is provided at straight-line rates.

NATURAL GAS GATHERING AND LIQUIDS SEPARATION AND FRACTIONATION PLANT Depreciation of natural gas gathering facilities is based on the units-of-production method over the estimated life of the reserves associated with the facility or at straight-line rates over a twenty to thirty-eight-year life. Depreciation of liquids separation and fractionation plant is primarily based on the straight-line method over a sixteen to twenty-two-year life.

COAL PROPERTIES Mineral rights often are acquired through royalty payments. Royalty payments representing prepayments recoupable against future production are included in other assets in the accompanying Consolidated Balance Sheet, with amounts expected to be recouped within one year classified as a current asset. As mining occurs on these leases, the prepayment is amortized and included in the cost of coal mined. Amounts determined to be nonrecoupable are charged to expense.

Cost of coal lease rights, including costs related to the purchase of the coal properties by Transco and mine development costs, are capitalized and amortized by the units-of-production method over the estimated recoverable reserves. Coal production machinery and equipment are depreciated principally by the straight-line method over a three to five-year life.

COALBED METHANE PROPERTIES As described in Note L, Transco has an investment in a nonoperating interest in certain coalbed methane properties. The properties are operated by TECO Coalbed Methane, Inc. (TECO). All future development costs will be borne by TECO. Transco's remaining investment will be amortized using the future gross revenue method based on future revenues to be received through Transco's nonoperating interest in the underlying proved coalbed methane properties. Transco's capitalized costs associated with its remaining investment are subject to a ceiling test that limits the investment to the aggregate of the present value of future net revenues of proved reserves and the lower of cost or fair value of unproved properties.

FEDERAL INCOME TAXES

TAX POLICY Transco and its wholly-owned subsidiaries file a consolidated federal income tax return. It is Transco's policy to charge or credit each subsidiary with an amount equivalent to its federal income tax expense or benefit computed as if each subsidiary had a separate return, but including benefits from each subsidiary's losses and tax credits that may be utilized only on a consolidated basis.

ACCOUNTING FOR INCOME TAXES Transco uses the liability method of accounting for deferred taxes, which requires, among other things, adjustments to the existing deferred tax balances for changes in tax rates, whereby such balances will more closely approximate the actual taxes to be paid. Net tax rate reductions related to regulated operations and subject to refund to customers over the average remaining life of natural gas transmission plant have been shown in the accompanying Consolidated Balance Sheet as income taxes refundable to customers, the current portion of which is included in other current liabilities.

In the first quarter of 1993, Transco adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which supersedes SFAS No. 96, Accounting for Income Taxes. Due to Transco's prior adoption of SFAS No. 96 in 1987, the adoption of SFAS No. 109 in 1993 did not have a material effect on the Company's financial position or results of operations.

REVENUE RECOGNITION

Transco's subsidiaries recognize revenues for the sale of their respective commodities in the period of delivery. Transco's pipelines recognize revenue for the transportation of gas in the period the service is provided. TGPL and Texas Gas are subject to FERC regulations and, accordingly, certain revenues are collected subject to possible refunds pending final FERC orders. Transco establishes reserves, where required, for such revenues collected subject to refund.

CASH FLOWS FROM OPERATING ACTIVITIES
Transco uses the indirect method to report cash flows from operating activities, which requires adjustments to net income to reconcile to net cash flows provided by operating activities. The Company includes short-term, highly-liquid investments that have a maturity of three months or less as cash equivalents.

RESTRICTED DEPOSITS

At December 31, 1993, the Company had approximately $31 million of restricted deposits that are included in the accompanying Consolidated Balance Sheet in current assets as deposits. These restricted deposits serve as collateral for various standby letters of credit, regulatory trusts and legal proceedings.

CAPITALIZED INTEREST

The allowance for funds used during construction represents the cost of funds applicable to regulated natural gas transmission plant under construction as permitted by FERC regulatory practices. Interest is capitalized on major capital projects of non-regulated subsidiary companies. The allowance for borrowed funds used during construction and capitalized interest was $4.0 million, $4.8 million and $28.2 million for 1993, 1992 and 1991, respectively. The allowance for equity funds was $3.3 million, $3.2 million and $10.4 million for 1993, 1992 and 1991, respectively.

GAS IN STORAGE

The Company utilizes the last-in, first-out (LIFO) method of accounting for inventory gas in storage. The current replacement cost of the inventory gas in storage at December 31, 1993 and 1992 was $62 million and $156 million, respectively. As part of Texas Gas' implementation of Order 636, Texas Gas has been allowed to retain its storage gas, in part to meet operational balancing needs on its system, and in part to meet the requirements of Texas Gas' "no-notice" transportation service, which allows customers to temporarily draw from Texas Gas' storage gas to be repaid in-kind during the following summer season. As a result, Texas Gas' gas stored underground has been reclassified from current assets to other assets in the accompanying Consolidated Balance Sheet.

GAS IMBALANCES

In the course of providing transportation services to customers, TGPL and Texas Gas may receive different quantities of gas from shippers than the quantities delivered on behalf of those shippers. Additionally, Transco's gas marketing subsidiaries transport gas on various pipeline systems which may deliver different quantities of gas on behalf of Transco than the quantities of gas received from Transco. These transactions result in gas transportation and exchange imbalance receivables and payables which are recovered or repaid in cash or through the receipt or delivery of gas in the future and are recorded in the accompanying Consolidated Balance Sheet. Imbalances have become of greater significance to the pipeline industry generally, since the implementation of open access transportation by the FERC in 1985, as a result of the substantial increase in the number of shippers on pipeline systems. Settlement of imbalances requires agreement between the pipelines and shippers as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions. TGPL and Texas Gas' rate structures include a method whereby most imbalances generated after August 1, 1991 and November 1, 1993, respectively, are settled on a monthly basis. TGPL's imbalances predating August 1, 1991 are being recovered or repaid in cash or through the receipt or delivery of gas upon agreements of allocation and as permitted by operating conditions. Texas Gas anticipates filing with the FERC for a similar method of recovery or repayment of imbalances predating November 1, 1993. These imbalances have been classified as current assets or current liabilities to the extent the Company believes this will occur during 1994.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Prior to 1993, Transco accounted for postretirement benefits other than pensions (primarily health care) on a cash basis, which had been the accounting method followed by most employers. In the first quarter of 1993 Transco adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which requires Transco to accrue, during the years that employees render the necessary service, the estimated cost of providing postretirement benefits other than pensions to those employees. The adoption of SFAS No. 106 did not have a material effect on Transco's financial position or results of operations.

POSTEMPLOYMENT BENEFITS

In November 1992, the FASB issued SFAS No. 112, Employers' Accounting for Postemployment Benefits, which requires Transco, effective January 1994, to accrue the estimated cost of providing postemployment benefits to former or inactive employees after employment but before retirement if the obligation is attributable to employees' services previously rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable and the amount of the benefits can be reasonably estimated. The Company does not expect adoption of SFAS No. 112 to have a material effect on its financial position or results of operations.

EARNINGS (LOSS) PER SHARE OF COMMON STOCK AND COMMON STOCK EQUIVALENTS

Primary earnings (loss) per share is computed by dividing common stock equity in net income (loss) by the weighted average number of shares adjusted for common stock equivalents where applicable. The $4.75 series, 9.25% series and $3.50 series cumulative convertible preferred stock were determined at the time of issuance not to be common stock equivalents. The unallocated portion of non-leveraged Tran$tock shares is excluded in the computation of primary earnings per share.

Fully diluted earnings (loss) per share is not presented because such difference would not be material from amounts computed for primary earnings
(loss) per share.

B. REGULATORY MATTERS
   TGPL MATTERS
RATE MATTERS On June 4, 1992, the FERC issued its final order on rehearing in TGPL's Rate Settlement and Gas Inventory Charge (GIC) Settlement (Docket No. RP90-8). This order became effective in July 1992. As a result, in August 1992, TGPL made refunds of approximately $102 million, including interest, for differences between filed rates and settlement rates. Certain parties appealed the FERC's June 4, 1992 order to the United States Court of Appeals for the D.C. Circuit (D.C. Circuit Court). On December 17, 1993, the D.C. Circuit Court issued its opinion affirming the FERC's orders, except for one issue not material to TGPL which was remanded to the FERC for further consideration.

On March 2, 1992, TGPL filed with the FERC a general rate case (Docket No. RP92-137). The general rate filing proposed an increase in transportation rates, based primarily on increases in operating and maintenance costs, including those associated with additional services provided to TGPL's markets since its last general rate filing, and increased cost of capital. The filing also included a change to straight fixed-variable (SFV) rate design and an increase in rate base resulting from additional plant and equipment costs and higher working capital requirements. On September 1, 1992, the increased rates went into effect subject to refund.

On September 17, 1992, the FERC issued a decision addressing the single issue of the appropriate rate of return in Docket No. RP92-137. The FERC, using a hypothetical capital structure based on the average capital structure of a group of seven publicly-traded companies with pipeline subsidiaries, determined TGPL's appropriate after-tax rate of return on equity to be 14.45%. The FERC did not determine TGPL's cost of debt and preferred stock, suggesting that this issue should be the subject of further proceedings in the context of the general rate case. Consequently, TGPL's current rates reflect an after-tax rate of return on equity of 14.45% but, consistent with the FERC order, the rates continue to reflect the cost of debt and preferred stock originally filed in the general rate case. The issue of the appropriate rate of return for TGPL is currently on appeal before the D.C. Circuit Court. TGPL appealed, seeking to increase the rate of return, and certain other parties have appealed, seeking to lower the rate of return.

On May 3, 1993, TGPL filed with the FERC an Offer of Settlement (the Settlement) with regard to Docket No. RP92-137. On November 4, 1993, the FERC issued an order accepting the Settlement. The Settlement resolves all issues in Docket No. RP92-137 except (i) issues relating to TGPL's rate of return, which is on appeal before the D.C. Circuit Court (see discussion above), and (ii) the issue of the appropriate load factor for the design of TGPL's interruptible rates, which the FERC referred to a hearing in Docket No. RP92-137, for prospective effect only (see Order 636 discussion for additional issues referred to this hearing). On December 16, 1993, TGPL filed a request to accelerate partial refunds under the Settlement on the ground that those refunds could be made without prejudice to the pending requests for rehearing or clarification. TGPL's request was granted by order of the FERC dated February 14, 1994. In early 1994, TGPL will make the initial refunds (approximately $100 million, including interest) under RP92-137. TGPL has previously provided a reserve for that refund. TGPL has also provided a reserve which it believes is sufficient for any additional refunds that may be required under RP92-137.

TRANSITION COST PROCEEDING In 1986, TGPL filed to recover from its customers $82 million of specific gas supply costs incurred during prior periods (the Transition Cost proceeding). The FERC ordered a hearing regarding the recovery of such costs but permitted TGPL to begin collecting such costs subject to refund. Through April 1989 when TGPL ceased collecting these costs, approximately $51 million had been collected. On January 15, 1992, the FERC issued a final order on the Transition Cost proceeding which required TGPL to pay cash refunds within thirty days of issuance of the order totaling approximately $51 million, plus interest of approximately $23 million, to its customers and forego recovery of an additional $26 million in gas costs incurred by TGPL during 1985 and 1986. TGPL made the cash refunds in 1992.
TGPL appealed the FERC's decision to the United States Court of Appeals for the Fifth Circuit (the Fifth Circuit Court). Several customers also filed petitions for review. On August 27, 1993, the Fifth Circuit Court issued its opinion affirming the FERC's order in all respects.

FUEL RETENTION PROCEEDINGS On February 23, 1989, the FERC issued an order which found, among other things, that TGPL had overcollected for fuel from transportation customers during the period April 1, 1984 to April 1, 1987. The order required TGPL to refund the difference between the amount collected and the rate allowed for fuel retention. Accordingly, TGPL made refunds to customers of approximately $35 million, including interest. In response to subsequent FERC orders, TGPL recalculated the refund and on November 30, 1993, under this revised calculation, TGPL made additional refunds of approximately $11.6 million, including interest. TGPL had previously provided a reserve that was sufficient for these refunds. On February 9, 1994, the FERC issued an order accepting TGPL's refund report stating that TGPL made the refunds in accordance with the FERC's orders.

TEXAS GAS MATTERS

RATE MATTERS On April 29, 1993, Texas Gas filed a general rate case (Docket No. RP93-106), which, pursuant to the FERC's Suspension Order issued May 28, 1993, became effective November 1, 1993, subject to refund. The new rate case was filed to satisfy the three-year filing requirement of the FERC's regulations, to recover increased operating costs, to provide a return on increased capital investment in pipeline facilities, to implement the SFV rate design methodology and to facilitate resolution of various rate-related issues in Texas Gas' Order 636 restructuring proceeding. Texas Gas is currently engaged in settlement proceedings regarding this case. Texas Gas has established a reserve, which it believes to be adequate, to reflect the difference between the rates currently being collected and the rates expected to ultimately be effective upon settlement of the rate case.

OTHER REGULATORY MATTERS

ORDER 94-A In 1983, the FERC issued Order 94-A, which permitted producers to collect certain production-related gas costs from pipelines on a retroactive basis. The FERC subsequently issued orders allowing several pipelines, including TGPL and Texas Gas, to bill their customers for such production-related costs through fixed monthly charges based on a customer's historical purchases. In February 1990, the D.C. Circuit Court overturned the FERC's authorization for pipelines to bill production-related costs to customers based on gas purchased in prior periods and remanded the matter to the FERC to determine an appropriate recovery mechanism.

TGPL's GIC Settlement contains a provision pursuant to which TGPL's customers, with the exception of Columbia Gas Transmission Corporation (Columbia), have agreed not to contest the Order 94-A payments previously made to TGPL by them. TGPL had billed to and recovered from Columbia approximately $7 million of Order 94-A costs. On October 26, 1993, TGPL and Columbia executed a letter agreement by which the parties resolved the amount of refunds to be made to Columbia in this proceeding. Pursuant to the letter agreement, TGPL and Columbia agreed that TGPL shall refund $1.4 million to Columbia, which amount is inclusive of principal and interest, in full and final settlement of all issues in this proceeding. The letter agreement is subject to approval by the FERC. TGPL has provided a reserve which is sufficient to cover the refund provided for by the letter agreement. On January 26, 1994, Columbia filed a letter with the FERC stating that, due to developments in other pipeline company proceedings involving settlements of the issue of recovery of Order 94-A costs from Columbia, Columbia could no longer support, pending rehearing in those proceedings, the settlement between TGPL and Columbia filed on October 26, 1993. Columbia requested that the FERC hold any action on the settlement in abeyance pending action on rehearing in the other proceedings. On February 4, 1994, TGPL filed a response opposing Columbia's January 26 letter, stating that the October 26 settlement constitutes a valid and binding agreement between TGPL and Columbia and requesting that the FERC approve that settlement without delay. This matter is pending before the FERC.

On April 28, 1992, Texas Gas filed a settlement with the FERC providing for a reallocation of the Order 94-A payments previously collected from customers. The settlement provided for net refunds of $8.1 million to certain customers and direct bill recovery of $2.7 million from other customers. The remaining $5.4 million would be recovered through Texas Gas' PGA mechanism. On February 11, 1993, the FERC issued an order approving the settlement. Certain parties filed for rehearing of the settlement. On January 12, 1994, the FERC issued its "Order Granting Rehearing" which found that the FERC had committed a legal error in allowing the previously mentioned direct bill of Order 94-A costs. The effect of this order as issued would be to require Texas Gas to make refunds to certain customers of $13.5 million, recover $2.7 million through direct billing of other customers, recover $5.4 million as part of the direct billing of its unrecovered purchase gas costs and absorb the remaining $5.4 million. Texas Gas believes it is entitled to full recovery of these FERC-ordered costs. Texas Gas has filed for rehearing of this order and has received an extension staying the effectiveness of this order until 30 days after the FERC rules on rehearing. Texas Gas has provided a reserve which it believes is adequate to provide for any costs which it may ultimately be required to absorb.

Although no assurances can be given, Transco believes that the final resolution of the recovery of production-related costs will not have a material adverse effect on its financial position or results of operations.

ORDER 636

 TGPL

On November 1, 1993, TGPL implemented Order 636. Prior to its implementation of Order 636, TGPL received orders from the FERC which, among other things, (i) required TGPL to revise its throughput projection for rate purposes to reflect a mix of throughput that includes a higher level of interruptible transportation, (ii) accepted TGPL's proposal for rolled-in rate treatment of its Mobile Bay facilities and exempted TGPL from having to reflect Mobile Bay transportation volumes and related revenues in a separate interruptible revenue crediting mechanism, (iii) approved a Stipulation and Agreement filed with the FERC by TGPL and its sales customers resolving certain sales service issues and mooting potential issues regarding TGPL's recovery of gas supply realignment
(GSR) costs associated with TGPL's firm sales service, and (iv) referred to the hearing in Docket No. RP92-137 the following issues: TGPL's limited Section 4 filing with the FERC relating to TGPL's production area rate design, the allocation of certain costs to TGPL's sales service, TGPL's use of a system-wide cost of service, the level of TGPL's gathering rates and aggregation/pooling services in TGPL's production area. Any changes in TGPL's rates or services resulting from this hearing would have a prospective effect only. Order 636 provides that pipelines should be allowed the opportunity to recover all prudently incurred transition costs. TGPL does not expect to incur GSR costs associated with its firm sales service. TGPL's non-GSR transition costs are anticipated to be in a range of $5 million to $10 million.

TGPL and certain other parties have filed appeals of certain of the FERC's orders to the D.C. Circuit Court. These appeals have been held in abeyance pending completion of the FERC's rehearing process and the expiration of the time to seek judicial review.

TGPL has previously expressed to the FERC concerns that inconsistent treatment under Order 636 of TGPL and its competitor pipelines with regard to rate design and cost allocation issues in the production area may result in rates which could make TGPL less competitive, both in terms of production-area and long-haul transportation. TGPL is unable at this time to fully assess the competitive effect and resulting financial impact on TGPL of having to maintain its current production-area rate design which is different than that of its competitors.

 TEXAS GAS

Texas Gas has restructured its business to implement the provisions of Order
636. On October 1, 1993, the FERC issued its "Order on Compliance Filing and Granting, In Part, and Denying, In Part, Rehearing and Clarification," which essentially approved the major aspects of Texas Gas' Order 636 compliance plan. Texas Gas filed revised tariff sheets and other changes pursuant to the October 1, 1993 order on October 18, 1993, which permitted implementation of Order 636 restructured services on November 1, 1993. On December 16, 1993, the FERC issued another order which required minor tariff modifications. Texas Gas submitted a filing in compliance with this order on January 7, 1994. This filing was accepted by an order issued on February 10, 1994. Texas Gas' analysis of Order 636 indicates that Texas Gas' transition costs are not currently expected to exceed $90 million, primarily related to GSR contract termination costs, GSR pricing differential costs incurred pursuant to the auction process, as discussed below, and unrecovered purchased gas costs.

During 1993, as part of Texas Gas' restructuring under Order 636, Texas Gas engaged in negotiations which have resulted in the successful termination of approximately 90% of Texas Gas' deliverability under its gas purchase contracts with pricing provisions that are not variable market based. Gas purchased under its remaining gas purchase contracts with pricing provisions that are not variable market based is being resold at a monthly auction pursuant to Order
636. Texas Gas continues to pay to the supplier the actual contract price and is entitled to file for full recovery of the difference between the contract price and the amount received for sales at auction as GSR costs under Order 636.

Through December 31, 1993, Texas Gas had paid or committed to pay a total of $38.2 million for GSR costs, primarily as a result of the contract terminations. As of December 31, 1993, Texas Gas had paid $13.4 million of such costs; the remaining $24.8 million was recorded as a current liability in the accompanying Consolidated Balance Sheet. Pursuant to Order 636, Texas Gas may file to recover 100% of these costs as GSR costs.

On January 28, 1994, Texas Gas submitted its first filing to recover $11.5 million of GSR costs pursuant to the transition cost recovery provisions of Order 636 and Texas Gas' approved FERC Gas Tariff. This amount represents 90% of the total GSR costs paid through November 30, 1993, which are expected to be recovered over a 12-month period by application of a surcharge to its firm transportation demand rates. The remaining 10% is expected to be recovered from interruptible transportation service. Texas Gas plans to make quarterly filings to allow recovery of its GSR costs as such costs are paid.

As part of its implementation of Order 636, Texas Gas has been allowed to retain its storage gas, in part to meet operational balancing needs on its system, and in part to meet the requirements of Texas Gas' "no-notice" transportation service, which allows customers to temporarily draw from Texas Gas' storage gas to be repaid in-kind during the following summer season.

 CONSOLIDATED

Transco expects that any Order 636 transition costs incurred should be recovered from TGPL and Texas Gas' customers, subject only to the costs and other risks associated with the difference between the time such costs are incurred and the time when those costs may be recovered from customers. Although no assurances can be given, Transco does not believe that the implementation of Order 636 by TGPL and Texas Gas will have a material adverse effect on its financial position or results of operations.

ORDER 500 AND ORDER 528 Pursuant to Order 500, certain other pipelines from which Texas Gas made gas purchases (upstream pipelines) have received approval from the FERC to bill customers for their producer settlement costs. Texas Gas had, in turn, received FERC approval to flow these costs through to its customers under the Order 500 purchase deficiency-based direct bill methodology. Following the issuance of Order 528, which replaced the purchase deficiency-based recovery methodology, Texas Gas, in 1991, made a series of filings which reallocated these costs among customers. Pursuant to these filings, Texas Gas proposed to ultimately flow through to its customers approximately $64 million of costs billed from upstream pipelines. The FERC has issued orders accepting these filings, subject to the ultimate outcome of the underlying filings of the upstream pipelines and future settlement by Texas Gas. Although the total billings to Texas Gas are unresolved and Texas Gas may be required to refund certain amounts previously collected, Texas Gas believes that it will be entitled to ultimately collect all amounts that are billed by the upstream pipelines.

Under Order 528, Texas Gas may file to recover 75% of its producer settlement costs, including amounts it may be required to pay producers pursuant to indemnifications for royalties. On September 2, 1993, Texas Gas filed to recover 75% of $3.4 million of such producer settlement costs. A FERC order, accepting the filing subject to refund and certain conditions, was issued on October 1, 1993, allowing for recovery of $0.9 million through direct bill and $1.7 million through a volumetric surcharge, both to be collected over a 12-month period which began October 3, 1993. (See Note C. Legal Proceedings--Other Litigation and Claims).

C. LEGAL PROCEEDINGS

PRODUCER CONTRACT LITIGATION

TGPL has one remaining proceeding involving take-or-pay and other producer contract claims. In this lawsuit, a producer filed in federal district court in Texas claiming that it should have received more favorable terms for settlement of its contract claims and asserting federal antitrust claims. Such producer is seeking damages of approximately $30 million, of which approximately $10 million represents claims for punitive damages. In October 1992, the court issued an order granting TGPL's motion for summary judgment on the antitrust claims and in June 1993, the court issued an order granting TGPL's motion for summary judgment on all remaining claims. The producer has filed an appeal. Although no assurances can be given, Transco does not believe that the ultimate resolution of this litigation will have a material adverse effect on its financial position or results of operations.

In 1993, TGPL resolved another case involving producer contract claims in which a pipeline company filed suit against TGPL in a federal district court in Texas claiming that TGPL failed to pay amounts due under a FERC-certificated contract. The FERC issued a final order authorizing TGPL retroactively to abandon its purchase of gas from the plaintiff, and TGPL filed a motion for summary judgment asking the court to absolve it from liability under the contract. The court issued orders granting TGPL's motion for summary judgment on all counts.

On May 7, 1992, TGPL and Challenger Minerals, Inc. (Challenger) entered into a Settlement Agreement to settle all matters in controversy between them, including, but not limited to, all claims and causes of action which were asserted or which might have been asserted in the lawsuit. In settling this litigation, TGPL agreed to provide shares of Transco common stock with a market value of $15 million to Challenger in 1994 and, in connection with such agreement, placed 1,500,000 shares of Transco common stock in escrow. The number of shares ultimately released to Challenger was to be determined by dividing $15 million by Transco's average common stock price during January 1994, subject to certain adjustments, with Challenger receiving a minimum of 750,000 shares. In February 1994, 1,017,771 shares of Transco common stock were released to Challenger from escrow and the remainder of the shares were returned to Transco.

OTHER LITIGATION AND CLAIMS

DAKOTA GASIFICATION LITIGATION In October 1990, Dakota Gasification Company (Dakota), the owner of the Great Plains Coal Gasification Plant (Plant), filed suit in the United States District Court in North Dakota against TGPL and three other pipeline companies alleging that TGPL and the other pipelines had not complied with their respective obligations under certain gas purchase and gas transportation contracts. Specifically at issue is the proper price to be paid by TGPL and the other pipelines for synthetic gas since August 1989, the proper rate to be charged by Dakota for transportation through the Great Plains pipeline since October 1987, and the proper quantity of synthetic gas required to be taken-or-paid for by TGPL and the other pipelines.

On September 8, 1992, Dakota and the United States Department of Justice on behalf of the Department of Energy (DOJ) filed a Third Amended Complaint in the U.S. District Court in North Dakota naming as defendants in the suit, in addition to TGPL and the other pipelines, Transco and Transco Coal Gas Company, the subsidiary of Transco that was the partner in Great Plains Gasification Associates (Partnership), the partnership that originally constructed the Plant. In addition, Dakota and DOJ named as defendants all of the other partners in the Partnership and each of the parent companies of these entities. In the Third Amended Complaint, Dakota and DOJ charged: (i) the pipeline defendants with breach of contract for failure to pay for volumes of gas tendered but not taken, for underpayment for gas purchased and for failure to pay for transportation services; (ii) all defendants with breach of representations and warranties, misrepresentation and breach of an implied covenant of good faith and fair dealing; and (iii) all parent company defendants and the affiliated partner defendants of each of the pipeline defendants with intentional interference with contractual relations. Dakota and DOJ are seeking declaratory and injunctive relief; the recovery of damages, alleging that the four pipeline defendants have underpaid for gas, collectively, as of June 30, 1992, by more than $232 million plus interest and for additional damages for transportation services; and costs and expenses, including attorneys' fees. On October 30, 1992, Dakota invoiced TGPL $70.5 million for "all synthetic gas costs" Dakota claims are due from TGPL. Because the proper gas price under TGPL's gas purchase contract with Dakota is derived from a formula involving the weighted average prices paid for certain natural gas purchased by TGPL, and is further the average of each of such prices calculated for each of the four pipeline purchasers, it is not feasible at this time for TGPL to determine if it in fact has underpaid for gas.

Recent settlement negotiations between all of the parties to this litigation have resulted in the execution of a nonbinding settlement term sheet. The parties are currently working toward the execution of definitive agreements which would settle the litigation subject to final nonappealable regulatory approvals. The proposed settlement is also subject to a FERC ruling that TGPL's existing authority to recover in rates certain costs related to the purchase and transportation of gas produced by Dakota will pertain to gas purchase and transportation costs TGPL will pay Dakota under the terms of the settlement. In the event that the settlement agreement is not consummated or if the necessary regulatory approvals are not obtained, TGPL, Transco and Transco Coal Gas Company intend to vigorously defend the suit.

Although no assurances can be given, TGPL and Transco believe that TGPL has substantially complied with its obligation under the contracts with Dakota and that Transco and Transco Coal Gas Company have not breached representations, warranties or implied covenants and have not intentionally interfered with the parties' contractual relations. Although no assurances can be given, Transco does not believe that the ultimate resolution of this litigation, whether settled or not, will have a material adverse effect on its financial position or results of operations.

CORPUS CHRISTI LITIGATION In April 1992, Corpus Christi Gas Gathering, Inc. and certain affiliates (Corpus Christi) filed suit in the 117th District Court in Nueces County, Texas against Transco and certain of its gas gathering subsidiaries claiming breach of fiduciary duty. The original complaint did not specify monetary damages. The case involved certain partnerships between Transco subsidiaries and Corpus Christi entities that jointly owned certain gas gathering lines and intrastate pipeline assets. In December 1992, Corpus Christi amended its petition to add allegations of failure to share business opportunities, fraud and a claim for usury associated with certain loans made by Transco subsidiaries to Corpus Christi. In its amended petition, Corpus Christi alleged damages of $890 million in usury claims, unspecified actual and punitive damages for certain other claims and attorneys' fees. On January 12, 1993, Transco filed an answer denying the claims made by Corpus Christi in the amended petition and filed a counterclaim against Corpus Christi and certain related individuals alleging actual and punitive damages in excess of $250 million.

On October 19, 1993, the parties settled the litigation on terms whereby Transco acquired Corpus Christi's interest in the jointly owned gas gathering and intrastate pipeline assets, terminated the existing business relationships with Corpus Christi, and then leased certain of the assets to Corpus Christi. The Company paid Corpus Christi $5.5 million, plus accrued interest, in cash and executed a non-interest bearing note for $4 million due April 1, 1994. In addition, the acquisition of Corpus Christi's interest in the assets was accomplished by exchanging stock in certain of their companies for one million shares of Transco common stock valued at $177/8 per share (the closing price of the stock on October 18, 1993). The litigation was dismissed with prejudice. The payments and non-cash charges related to the settlement of the litigation and restructuring of these business relationships totaled $50.3 million pre-tax, $32.7 million after-tax, or $0.84 per share, and was recorded in the third quarter of 1993.

ROYALTY CLAIMS In connection with TGPL and Texas Gas' renegotiations with producers to resolve take-or-pay and other contract claims and to amend gas purchase contracts, TGPL and Texas Gas have each entered into certain settlements which may require the indemnification by TGPL or Texas Gas of certain claims for "excess royalties" which the producer may be required to pay as a result of such settlements. On October 15, 1992, the United States Court of Appeals for the Fifth Circuit and the Louisiana Supreme Court, with respect to the same litigation in applying Louisiana law, determined that royalties are due on take-or-pay payments under the royalty clauses of the specific mineral leases reviewed by the Courts. Furthermore, the State Mineral Board of Louisiana has passed a resolution directing the State's lessees to pay to the State royalties on gas contract settlement payments. As a result of these and related developments, TGPL and Texas Gas have been made aware of demands on producers for additional royalties and such producers may receive other demands which could result in claims against TGPL and Texas Gas pursuant to the indemnification provisions in their respective settlements. Indemnification for excess royalties will depend on, among other things, the specific lease provisions between the producer and the lessor and the terms of the settlement between the producer and either TGPL or Texas Gas.

 TGPL

TGPL has been notified by two producers that they believe TGPL is obligated to reimburse each of them for approximately $16.0 million and $3.6 million, respectively, in settlement payments made by such producers to certain royalty owners in East Texas. TGPL has denied liability to the two producers and believes that it has meritorious defenses to these claims which it intends to pursue vigorously. One of the producers filed a lawsuit against TGPL in a state court on January 14, 1994.

TGPL has been named as a defendant in three other lawsuits involving claims by producers and/or royalty owners, two in South Texas and one in Louisiana. In one of the Texas lawsuits, the royalty owners have made allegations against the producer for breach of express obligations under the leases; breach of the covenant to reasonably market gas; breach of the covenant to reasonably develop; breach of the covenant to protect against drainage; and failure to deal in good faith. In the other Texas suit, the royalty owners did not claim that the producer breached any covenant to develop or protect against drainage. However, except for this omission, the royalty owners' claims in the second suit are virtually identical to the ones made in the first. In addition, the royalty owners have sued the parent and an affiliate of the producer and TGPL for allegedly conspiring to tortiously interfere with their lease. The producer defendant in the Texas cases has cross-claimed against TGPL pursuant to the excess royalty provision in the Omnibus Contract Amendment and Settlement Agreement between TGPL and the producer. While the complaints have not specified monetary damages, the royalty owners have verbally alleged that their claims against the producers could approximate $100 million. One of the Texas lawsuits is set for trial on December 2, 1994. In the Louisiana case, the royalty owners have alleged that they were third party beneficiaries to the original gas purchase contract between TGPL and the producers and that the settlement agreement entered into between TGPL and such producers is not valid without the royalty owners' consent. Additionally, in a separate lawsuit consolidated with the TGPL lawsuit allegations have been made that Transco Exploration Company (TXC) and TXP Operating Company (TXPO) and other defendant-producers were entitled to make claims for breach of gas purchase contracts but failed to either make claim or receive compensation for such breaches. The royalty owners make a number of allegations with respect to breach of the leases and breach of implied covenants similar to those alleged in the South Texas cases. The royalty owners have not specified an amount of monetary damages in their complaints. Trial is set for September 1994.
Each of the royalty cases is in the discovery process. TGPL, TXC and TXPO have each denied liability in the litigation and each believes that it has meritorious defenses to the claims which it intends to pursue vigorously. TGPL believes at this time that its exposure, if any, under the excess royalty provisions of its settlements with the producers is substantially less than the amounts claimed by the royalty owners. Although no assurances can be given, Transco believes that the ultimate resolution of these royalty claims and litigation will not have a material adverse effect on Transco's financial position or results of operations.

 TEXAS GAS

Two lawsuits have been filed against Texas Gas in Louisiana, seeking reimbursement for royalties allegedly incurred by the producers on amounts previously paid to the producers by Texas Gas to settle past take-or-pay disputes and to reform the gas purchase contract, pursuant to an "excess royalty" clause in a gas purchase contract. The amount in dispute is estimated to be less than $10 million. Texas Gas disputes the application of the "excess royalty" clause to the particular royalties in question; however, to the extent any obligation to reimburse the producers exists, it is subject to Texas Gas' ability to include such payments in its rates or cost of service. (See Note B. Regulatory Matters--Order 500 and Order 528). Texas Gas has provided a reserve which it believes is adequate to provide for the ultimate resolution of Texas Gas' royalty claims and litigation. Although no assurances can be given, Transco believes that the ultimate resolution of Texas Gas' royalty claims and litigation will not have a material adverse effect on Transco's financial position or results of operations.

D. ENVIRONMENTAL MATTERS

Transco and certain of its subsidiaries are subject to extensive federal, state and local environmental laws and regulations which affect Transco's operations related to the construction and operation of pipeline facilities, oil and gas exploration, development and production and coal mining. Appropriate governmental authorities may enforce these laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties, assessment and remediation requirements and injunctions as to future compliance. Transco and certain of its subsidiaries' use and disposal of hazardous materials are subject to the requirements of the federal Toxic Substances Control Act (TSCA), the federal Resource Conservation and Recovery Act (RCRA) and comparable state statutes. The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as "Superfund," imposes liability, without regard to the fault or the legality of the original act, for release of a "hazardous substance" into the environment. Because these laws and regulations change from time to time, practices that have been acceptable to the industry and to the regulators have to be changed and assessment and monitoring have to be undertaken to determine whether those practices have damaged the environment and whether remediation is required. Since 1989, TGPL and Texas Gas have had studies underway to test their facilities for the presence of toxic and hazardous substances to determine to what extent, if any, remediation may be necessary. On the basis of the findings to date, TGPL and Texas Gas estimate that environmental assessment and remediation costs that will be incurred over the next five years under TSCA, RCRA, CERCLA and comparable state statutes will total approximately $60 million to $75 million. This estimate depends upon a number of assumptions concerning the scope of remediation that will be required at certain locations and the cost of remedial measures to be undertaken. TGPL and Texas Gas are continuing to conduct environmental assessments and are implementing a variety of remedial measures that may result in increases or decreases in the total estimated costs. At December 31, 1993, Transco had a reserve of approximately $60 million for these estimated costs.

TGPL and Texas Gas consider environmental assessment and remediation costs and costs associated with compliance with environmental standards to be recoverable through rates, since they are prudent costs incurred in the ordinary course of business. To date, TGPL and Texas Gas have been permitted recovery of environmental costs incurred, and it is their intent to continue seeking recovery of such costs, as incurred, through rate filings. Therefore, these estimated costs of environmental assessment and remediation have been recorded as regulatory assets in the accompanying Consolidated Balance Sheet.

Since 1989, TGPL has been involved in discussions with the Pennsylvania Department of Environmental Resources (PADER) concerning environmental conditions at TGPL's operating sites in Pennsylvania. These discussions have resulted in the execution of a consent order and agreement in 1992 between PADER and TGPL. TGPL agreed to conduct an environmental assessment and remediation program at its Pennsylvania sites, fund certain beneficial environmental projects, pay oversight costs and pay a $425,000 civil penalty. Of such penalty $142,000 remains to be paid in May 1994. The estimated costs of the environmental assessment and remediation program are included in the $60 million to $75 million range discussed above.

TGPL and Texas Gas have both used lubricating oils containing polychlorinated biphenyls (PCBs) and, although the use of such oils was discontinued in the 1970s, have discovered residual PCB contamination in equipment and soils at certain gas compressor station sites. TGPL and Texas Gas have worked closely with the Environmental Protection Agency (EPA) and state regulatory authorities regarding PCB issues, and both have programs to assess and remediate such conditions where they exist, the costs of which are a significant portion of the $60 million to $75 million range discussed above. Proposed civil penalties have been assessed by the EPA against another major pipeline company for the alleged improper use and disposal of PCBs. Although similar penalties have not been asserted against TGPL or Texas Gas to date, no assurance can be given that the EPA may not seek such penalties in the future.

TGPL has been named as a potentially responsible party (PRP) in one Superfund waste disposal site, the Combustion Inc. site, and in two state sites. Texas Gas has either been named as a PRP or received an information request regarding its potential involvement in four Superfund sites and one state site; while TXC, for itself and as managing general partner of TXP, has been named as PRP in three Superfund sites and in two state sites. Based on present volumetric estimates, TGPL's exposure for remediation of the Combustion Inc. site is estimated to be $500,000; Texas Gas' estimated aggregate exposure is approximately $500,000; and TXC's estimated exposure at two of the Superfund sites where it has been named as a PRP is less than $100,000. TXC's estimated exposure at the third Superfund site, based on a 1993 reallocation by the EPA, is approximately $300,000. TXC and TGPL's estimated individual exposure at each of the two state sites where they have been named as PRPs is less than $100,000 per site. The estimated remediation costs for all such sites have been included in Transco's environmental reserve discussed above. Liability under CERCLA (and applicable state law) can be joint and several with other PRPs. Although volumetric allocation is a factor in assessing liability, it is not necessarily determinative; thus, the ultimate liability could be substantially greater than the amounts described above. Although no assurances can be given, Transco does not believe that the PRP status of TGPL, Texas Gas nor TXC will have a material adverse effect on its financial position or results of operations.

Transco and certain of its subsidiaries are also subject to the Federal Clean Air Act and to the Federal Clean Air Act Amendments of 1990 (1990 Amendments), which added significantly to the existing requirements established by the Federal Clean Air Act. The 1990 Amendments required that the EPA issue new regulations, mainly related to mobile sources, air toxics, ozone non-attainment areas and acid rain. Transco is installing new emission control devices where required and conducting certain emission testing programs to comply with the Federal Clean Air Act standards and the 1990 Amendments. In addition, pursuant to the 1990 Amendments the EPA has issued regulations under which states must implement new air pollution controls to achieve attainment of national ambient air quality standards in areas where they are not currently achieved. Both TGPL and Texas Gas have compressor stations in ozone non-attainment areas that could require substantial additional air pollution reduction expenditures, depending on the requirements imposed. While it will not be possible to estimate the ultimate costs of compliance with these new requirements until states approve TGPL's proposed plans for modifications, Transco expects that significant capital spending may be required to modify Transco's facilities, particularly the compressor engines along TGPL's pipeline system. Additions to facilities for compliance with currently known Federal Clean Air Act standards and the 1990 Amendments are expected to cost in the range of $20 million to $35 million over the next five years and will be recorded as assets as the facilities are added.

E. FINANCING

LONG-TERM DEBT At December 31, 1993 and 1992, long-term debt issues were outstanding as follows (in thousands):

                                                         1993           1992
                                                      ----------     ----------
Transco Energy Company:
  Credit Agreement variable rate due
   1994 (Secured by Tran$tock shares)                 $    9,383     $   18,224
                                                      ----------     ----------
  Debentures:
      9 7/8% due 2020                                    125,000        125,000
                                                      ----------     ----------
  Notes:
      9 1/2% due 1995                                    150,000        150,000
      9 1/8% due 1998                                    200,000        200,000
      11 1/4% due 1999                                   300,000        300,000
      9 5/8% due 2000                                    125,000        125,000
      9 3/8% due 2001                                    150,000        150,000
                                                      ----------     ----------
        Total notes                                      925,000        925,000
                                                      ----------     ----------
        Total                                          1,059,383      1,068,224
                                                      ----------     ----------
Transcontinental Gas Pipe Line Corporation:
  Debentures:
      9 1/8% due 2017                                    150,000        150,000
                                                      ----------     ----------
  Notes:
      9% due 1996                                        150,000        150,000
      8 1/8% due 1997                                     99,000         99,000
      6.21% due 2000 (subject to remarketing in 1996)    125,000        125,000
      8 7/8% due 2002                                    125,000        125,000
                                                      ----------     ----------
        Total notes                                      499,000        499,000
                                                      ----------     ----------
  Other:
      Unguaranteed portion of producer settlement
       costs sold                                             --         29,856
                                                      ----------     ----------
        Total                                            649,000        678,856
                                                      ----------     ----------
Texas Gas Transmission Corporation:
  Debentures:
      10% due 1994                                       150,000        150,000
  Notes:
      9 5/8% due 1997                                    100,000        100,000
                                                      ----------     ----------
        Total                                            250,000        250,000
                                                      ----------     ----------
Transco Coal Company:
  Term Loan variable rate                                     --         25,000
  Other due 1994-2000                                        347            436
                                                      ----------     ----------
        Total                                                347         25,436
                                                      ----------     ----------
Total long-term debt issues                            1,958,730      2,022,516
  Less: Unamortized debt premium and discount             12,680         13,814
         Current maturities                              159,479        188,787
                                                      ----------     ----------
Total long-term debt, less current maturities         $1,786,571     $1,819,915
                                                      ==========     ==========

Sinking fund or prepayment requirements applicable to long-term debt outstanding at December 31, 1993, are as follows (in thousands):

                                                                                       Required
              Company                                   Debt Issue                      Amount
              -------                                   ----------                   ------------
1994
      Transco Energy Company                         Credit Agreement                $      9,383
      Texas Gas Transmission Corporation             10% Debentures                       150,000
      Transco Coal Company                           Other                                     96
                                                                                     ------------
                                                         Total                       $    159,479
                                                                                     ============

1995
      Transco Energy Company                         9 1/2% Notes                    $    150,000
      Transco Coal Company                           Other                                    102
                                                                                     ------------
                                                         Total                       $    150,102
                                                                                     ============
1996
      Transcontinental Gas Pipe Line Corporation     9% Notes                        $    150,000
      Transcontinental Gas Pipe Line Corporation     6.21% Notes                          125,000
      Transco Coal Company                           Other                                    109
                                                                                     ------------
                                                         Total                       $    275,109
                                                                                     ============

1997
      Transcontinental Gas Pipe Line Corporation     8 1/8% Notes                    $     99,000
      Texas Gas Transmission Corporation             9 5/8% Notes                         100,000
      Transco Coal Company                           Other                                     10
                                                                                     ------------
                                                         Total                       $    199,010
                                                                                     ============

1998
      Transco Energy Company                         9 1/8% Notes                    $    200,000
      Transco Coal Company                           Other                                     10
                                                                                     ------------
                                                         Total                       $    200,010
                                                                                     ============

No property is pledged as collateral under any of the long-term debt issues.

SHORT-TERM debt As of December 31, 1993 and 1992 no short-term debt was outstanding. The weighted average interest rate on short-term debt during 1993 and 1992 was as follows:

                                          1993             1992
                                          ----             ----
Credit Facilities:
  Banks                                    --               4.7%
  Transco Bank Credit Facility             5.9%             5.7%

Effective December 31, 1993, Transco amended its existing 1991 Credit Agreement (Amended Transco Bank Credit Facility) with a group of banks and extended the $450 million working capital line through December 31, 1996. Under the three-year amended facility, interest on advances is paid at a rate based on, depending on the interest period selected, the base rate of Citibank N.A., or the latest three-week moving average of secondary market morning offering rates in the United States for three-month certificates of deposit of major United States money market banks plus 1/2%, or the Federal Funds Rate in effect plus 1/2%, or the London Interbank Offer Rate (LIBOR). In addition to interest, there is an applicable fee to be paid on each advance. This fee fluctuates in relation to Transco's total outstanding advances as a percentage of the total commitments from the fifteen participating banks and Transco's senior unsecured long-term debt rating category as determined by Standard & Poor's Corporation (S&P) or Moody's Investors Service, Inc. (Moody's). The amended agreement also requires a quarterly facility fee as determined by Transco's S&P and/or Moody's ratings. The Amended Transco Bank Credit Facility is guaranteed in part by each TGPL and Texas Gas.

Also effective December 31, 1993, Transco and a group of banks entered into a $50 million reimbursement facility (Reimbursement Facility). This facility provides Transco the opportunity to obtain standby letters of credit under certain circumstances from the banks. The obligations that arise under the facility are guaranteed in part by each TGPL and Texas Gas.

REFINANCING In May 1993, TGPL repriced the interest rate on its Extendible Notes due May 15, 2000. The interest rate for the interest period beginning May 15, 1993 and ending May 14, 1996 is 6.21%. The Extendible Notes are equal in rank with all existing indebtedness of TGPL and senior in right of payment to any future subordinated indebtedness. The Extendible Notes are redeemable at the option of TGPL, in whole or in part, at their principal amount plus accrued interest thereon on May 15, 1996. This was a refinancing and TGPL did not receive any proceeds from the resale of the Extendible Notes.
RESTRICTIVE COVENANTS The Amended Transco Bank Credit Facility and the Reimbursement Facility restrict the amount of investments made or incurred and amounts expended outside of Transco's gas transportation and gas marketing businesses (which does not include Transco Coal Company) to an amount not to exceed $50 million during any fiscal year; and require that Transco maintain a minimum level of consolidated net worth (as defined in the facilities). The Amended Transco Bank Credit Facility and the Reimbursement Facility also require the maintenance of a specified ratio of consolidated cash flow to consolidated interest expense (as defined in the facilities) at December 31, 1993 of 2.00 to 1.00, which ratio increases to 2.25 to 1.00 beginning in March 1994.

The Amended Transco Bank Credit Facility and the Reimbursement Facility also restrict Transco, TGPL and Texas Gas from placing a lien on any of the property or assets owned by the companies. All three companies are prohibited from incurring any additional long-term debt other than long- term debt incurred to refinance existing long-term debt, except that Transco is permitted to borrow an additional $125 million with maturities after December 31, 1996. Both facilities also require that annual dividends paid on common stock not exceed $0.60 per share until such time as cumulative consolidated net income (as defined in the facilities) since December 31, 1993 is equal to or exceeds two times the annualized common stock dividend rate proposed to be paid at the time such declaration is made. Transco is restricted from declaring or paying any dividend on its common stock if a default or event of default exists or would exist from such dividend.

The Transco Credit Agreement due 1994, which is secured by Transco common stock held in the Tran$tock plan, has been amended to include the terms of the Amended Transco Bank Credit Facility.

The Indenture dated as of July 1, 1992 (Indenture), under which the Company's $300 million 11 1/4% Notes are outstanding, includes restrictive covenants which limit, among other things, the incurrence of debt by the Company and the Company's ability to make Restricted Payments, as defined in the Indenture, including dividends and certain investments subsequent to the date of the Indenture.

Under the Indenture, the Company may not incur any debt unless after giving effect to the incurrence of such debt and the receipt and application of the proceeds thereof, the Consolidated Interest Coverage Ratio, as defined, on a pro forma basis, adjusted for such debt, for any 12 consecutive months during the prior 15-month period would be equal to or greater than 2.0 to 1.0.

Transco has amended the Indenture, to permit the Company to exchange or refinance any existing shares of the Company's preferred stock with shares of a new preferred stock without requiring the Company to reduce the amount of Restricted Payments that the Company may make under the Indenture.

SALE OF RECEIVABLES Transco has sold trade and producer settlement receivables and continues to sell trade receivables of TGPL and Texas Gas. The sale of trade receivables is made without recourse.

In September 1993, TGPL and Texas Gas entered into new programs to sell monthly trade receivables to replace similar programs which expired. The new trade receivables programs, which expire in September 1995, provide for the sale of up to $100 million of trade receivables by TGPL and up to $40 million by Texas Gas on substantially the same terms as the prior programs.

To maintain the level of trade receivables sold at approximately $100 million to $140 million, new trade receivables are sold as collections reduce previously sold trade receivables. At December 31, 1993 and 1992, approximately $134 million and $151 million, respectively, of trade receivables were held by an investor.

F. PREFERRED STOCK

CONVERTIBLE PREFERRED STOCK OF TRANSCO Transco has authorized 15,000,000 shares of cumulative first preferred stock and 2,000,000 shares of cumulative second preferred stock, both without par value. There are two issues of cumulative first preferred stock outstanding at December 31, 1993, the non-redeemable $3.50 series and the non-redeemable $4.75 series. None of the second preferred had been issued at December 31, 1993.

NON-REDEEMABLE $4.75 SERIES At December 31, 1993 and 1992, 2,979,900 shares of Transco's $4.75 series Cumulative Convertible Preferred Stock were issued and outstanding. The $4.75 series provides for no sinking fund or mandatory redemption and the stated value is $50 per share.

The stock is redeemable, in whole, at any time or from time to time, in part, at the option of the Company, at $50.95 per share if redeemed on or prior to November 1, 1994, and thereafter at prices declining annually to $50 per share after November 1, 1995, plus accrued and unpaid dividends. In the event of any change in control of the Company (as defined in the Certificate of Designation, Preferences and Rights), each holder of the stock shall have the right, at the holder's option, to require the Company to redeem all or any part of the holder's shares out of funds lawfully available.

The $4.75 series has no voting rights except in cases of (i) amending the Certificate of Incorporation so as to affect adversely the rights, powers or preferences of the preferred stock, (ii) the merger or consolidation by Transco with any other corporation, (iii) the sale of all or substantially all of its assets, or (iv) whenever dividends payable on the preferred stock are in arrears in an aggregate amount equivalent to six full quarterly dividends, in which case the outstanding preferred stock shall have the exclusive right, voting separately and as a class, to elect two directors of Transco until all past dividends have been paid. The holders of the $4.75 series are entitled to receive the sum of $50 per share in the event of an involuntary liquidation.

The $4.75 series is convertible into common stock of the Company, at the option of the holder at any time, at the conversion rate of .894 share of common stock for each share of preferred stock.

NON-REDEEMABLE $3.50 SERIES In November 1993, Transco issued 2,500,000 shares of $3.50 series Cumulative Convertible Preferred Stock, all of which were outstanding at December 31, 1993. The net proceeds from the sale were approximately $121.4 million. The $3.50 series provides for no sinking fund or mandatory redemption and the stated value is $50 per share.

Beginning November 1, 1999, the stock is redeemable, in whole or in part, at the option of the Company, at $51.40 per share if redeemed prior to November
1, 2000, and thereafter at prices declining annually to $50.00 per share on November 1, 2003, plus accrued and unpaid dividends. In the event of any change in control of the Company (as defined in the Certificate of Designation, Preferences and Rights), each holder of the stock shall have the right, at the holder's option, to require the Company to redeem all or any part of the holder's shares out of funds lawfully available.

The $3.50 series has no voting rights except in cases of (i) amending the Certificate of Incorporation so as to affect adversely the rights, powers or preferences of the preferred stock, (ii) the merger or consolidation by Transco with any other corporation, (iii) the sale of all or substantially all of its assets, or (iv) whenever dividends payable on the preferred stock are in arrears in an aggregate amount equivalent to six full quarterly dividends, in which case the outstanding preferred stock shall have the exclusive right, voting separately and as a class, to elect two directors of Transco until all past dividends have been paid. The holders of the $3.50 series are entitled to receive the sum of $50 per share in the event of any liquidation.

The $3.50 series is convertible into common stock of the Company, at the option of the holder at any time, at the conversion rate of 2.5 shares of common stock for each share of preferred stock.

REDEEMABLE In November 1993, Transco redeemed all the outstanding shares of 9.25% series Cumulative Convertible Preferred Stock for an aggregate purchase price of approximately $133.2 million. At December 31, 1992, 3,030,302 shares of the 9.25% series were issued and outstanding.

PREFERRED STOCK OF SUBSIDIARY TGPL has authorized 10,000,000 shares of cumulative first preferred stock without par value, of which 757,427 shares and 1,017,410 shares were outstanding at December 31, 1993 and 1992, respectively. TGPL has authorized 2,000,000 shares of cumulative second preferred stock without par value. None of the second preferred had been issued at December 31, 1993. The first preferred stock issued and outstanding at December 31, 1993 and 1992, included the following series:

                                                                                                      Amount
                                                                     Shares                       (in thousands)
                                     Stated Value           -----------------------          ------------------------
                                      Per Share               1993           1992               1993          1992
                                     ------------           --------      ---------          ----------    ----------
$5.00 Series                            $  100               12,500          25,000          $    1,250    $    2,500
 4.80 Series                               100               20,000          30,000               2,000         3,000
 6.65 Series                               100               49,927          62,410               4,993         6,241
 8.75 Series                               100              675,000         900,000              67,500        90,000
                                                            -------       ---------          ----------    ----------
   Total TGPL preferred stock outstanding                   757,427       1,017,410          $   75,743    $  101,741
                                                            =======       =========          ==========    ==========

The preference in involuntary liquidation is the stated value of each issue. The sinking fund redemption price for each series is the stated value per share plus accrued and unpaid dividends.

The shares of each series are redeemable by various annual sinking fund requirements in each of the years 1994 through 1997. TGPL may redeem in whole or in part the preferred shares of each series at the stated value of each series. Sinking fund requirements applicable to preferred stock outstanding at December 31, 1993, are (in thousands):

                   1994                  $  25,998
                   1995                     24,748
                   1996                     23,748
                   1997                      1,249

TGPL may not declare any common stock dividends if the sinking fund provisions of the preferred stock of TGPL are not met. The preferred stock of TGPL, excluding the $8.75 series, has no voting rights except in cases of (i) amending the Certificate of Incorporation so as to affect adversely the rights, powers or preferences of the preferred stock, (ii) the merger or consolidation by TGPL with any other corporation, (iii) the sale of all or substantially all of its assets, or (iv) whenever dividends payable on the preferred stock are in arrears in an aggregate amount equivalent to six full quarterly dividends, in which case the outstanding preferred stock shall have the exclusive right, voting separately and as a class, to elect two directors of TGPL until all past dividends have been paid. The $8.75 series has no voting rights except in cases of (i) and (ii) above. The changes in the total TGPL preferred stock in each of the years 1993, 1992 and 1991 are (in thousands):

                                         1993                   1992                      1991
                                  -------------------     -------------------       --------------------
                                  Shares     Amount       Shares     Amount         Shares      Amount
                                  ------   ----------     ------   ----------       ------   -----------
Balance at beginning of year      1,017    $  101,741     1,061    $  106,059       1,115    $   111,473
 Retirements                        260        25,998        44         4,318          54          5,414
                                  -----    ----------     -----    ----------       -----    -----------
Balance at end of year              757    $   75,743     1,017    $  101,741       1,061    $   106,059
                                  =====    ==========     =====    ==========       =====    ===========

G. COMMON STOCK

At December 31, 1993, there were 15,478,858 shares of common stock of Transco reserved for issuance under various employee incentive and benefit plans and for conversion of Transco's convertible securities.

PUBLIC EQUITY OFFERING In October 1992, Transco sold 8,050,000 shares of common stock in a public offering. The offering provided net proceeds to the Company of approximately $112 million which were used to retire existing indebtedness.

CHALLENGER LITIGATION SETTLEMENT In May 1992, TGPL and Challenger Minerals, Inc. entered into a Settlement Agreement to settle all matters in Challenger's lawsuit (see Note C. Legal Proceedings--Other Litigation and Claims). Part of the settlement included issuing Transco common stock with a market value of $15 million to Challenger in 1994. TGPL had placed 1,500,000 shares of Transco common stock in escrow. The number of shares ultimately released to Challenger was to be determined by dividing $15 million by Transco's average stock price during January 1994, subject to certain adjustments, with Challenger receiving a minimum of 750,000 shares. In February 1994, 1,017,771 shares of Transco common stock were released to Challenger from escrow and the remainder of the shares were returned to Transco.

CORPUS CHRISTI LITIGATION In October 1993, Transco and Corpus Christi entered into an agreement to settle all matters in litigation (see Note C. Legal Proceedings--Other Litigation and Claims). Part of the settlement included issuing one million shares of Transco common stock.

PURCHASE RIGHTS In January 1986, the Company declared a dividend distribution of one common share purchase right on each outstanding share of common stock. When exercisable, each right will entitle its holder to buy one share of the Company's common stock at a price of $150 per share. The rights will become exercisable 10 days after a person or group acquires 20% or more of the Company's voting stock (an Acquiring Person) or makes an offer, the consummation of which would result in such person or group owning 30% or more of the Company's common stock. In the event the Company is acquired in a merger in which (i) the Company is not the surviving corporation, or (ii) the Company is the surviving corporation but its common stock is exchanged for other stock, cash or property, or (iii) more than 50% of the Company's consolidated assets or earning power is transferred, each right (except those owned by such Acquiring Person) entitles the holder to purchase common stock of the Acquiring Person having a market value of twice the exercise price of the right. In the event (A) the Company is the surviving corporation in a merger with an Acquiring Person, (B) an Acquiring Person engages in one of a number of self-dealing transactions, (C) that during such time as there is an Acquiring Person, any transaction occurs involving the Company which has the effect of increasing by more than 1% the proportional share of any class of capital stock of the Company owned by an Acquiring Person, or (D) any person (with certain exceptions) shall become an Acquiring Person, unless the event by which such person becomes an Acquiring Person is an acquisition of the Company's voting stock pursuant to a Qualifying Offer (as hereinafter defined), each right (except those owned by the Acquiring Person) entitles the holder to purchase common stock of the Company having a market value of twice the exercise price of the right. A Qualifying Offer is a cash tender offer (i) which is made pursuant to the requirements of the Securities Exchange Act of 1934 by a person who at the time of such offer is not an Acquiring Person, (ii) which is for all of the outstanding shares of voting stock of the Company not owned by such person, (iii) that which remains open for a minimum of 50 days, (iv) which is accompanied by a fairness opinion from a nationally recognized investment banking firm, and (v) pursuant to which such person acquires beneficial ownership of not less than 80% of the outstanding shares of common stock of the Company. The rights, which will expire on January 20, 1996, may be redeemed by the Company at a price of $.05 per right at any time prior to the tenth day following an announcement that 20% or more of the Company's voting stock has been acquired by a person or group. At December 31, 1993, the Company had reserved 56,850,563 shares of common stock for issuance in the event the rights are exercised.

INCENTIVE PLANS A total of 3,250,000 shares of common stock has been authorized for grants of stock options, awards of restricted stock and awards of other stock compensation. Shares available for future grants at December 31, 1993, 1992 and 1991 were 135,776; 323,332 and 864,877, respectively.

STOCK OPTIONS Stock options under Transco's stock option plans entitle employees to purchase shares of common stock directly from the Company. Each option becomes exercisable in such amounts and at such intervals as the Compensation Committee of the Board of Directors may determine in granting such option, but cannot be exercisable until at least six months after the date of grant. The expiration date of an option is determined by the Compensation Committee at the time of grant, but cannot be later than 10 years from the date of grant. The following table summarizes the activity that occurred in the plans during 1993, 1992 and 1991(in thousands, except per share amounts):

                                                1993                   1992                    1991
                                  ------------------------- ------------------------ ------------------------
                                       Option       Number      Option        Number     Option       Number
                                       Price      of Shares     Price       of Shares    Price      of Shares
                                     Per Share     Under      Per Share       Under    Per Share      Under
                                       Range       Option       Range         Option     Range        Option
                                  --------------  ---------  -------------  --------- ------------- ---------
Balance at beginning of year      $13.125-56.375   2,425    $18.375-56.375    2,020  $22.000-56.375   1,699
  Granted                          13.625-17.375     300     13.125-18.750      587   18.375-34.000     473
  Exercised                        13.125-14.000     (40)                        --   22.875-26.625     (10)
  Cancelled                        13.125-52.000    (231)    13.125-52.000     (182)  24.375-53.375    (142)
                                                   -----                      -----                   -----
Balance at end of year             13.125-56.375   2,454     13.125-56.375    2,425   18.375-56.375   2,020
                                                   =====                      =====                   =====
Total shares exercisable at year=end               1,642                      1,498                   1,151
                                                   =====                      =====                   =====

RESTRICTED STOCK Awards of restricted shares of common stock to certain employees are based on terms and conditions established by the Compensation Committee of the Board of Directors, but cannot be exercisable until at least six months after the date of grant. The restricted stock may not be sold, exchanged, transferred or assigned or otherwise encumbered by the recipient until such terms and conditions have been met to the satisfaction of the Compensation Committee. The number of shares of common stock issued upon completion of the terms and conditions may also be adjusted at the discretion of the Compensation Committee.

The following table summarizes the activity in restricted stock shares during 1993, 1992 and 1991 (in thousands):

                                 1993     1992    1991
                                 ----     ----    ----
Balance at beginning of year      171      136      27
  Awarded                          82       87     124
  Earned                          (49)     (11)     --
  Forfeited                       (36)     (41)    (15)
                                 ----     ----    ----
Balance at end of year            168      171     136
                                 ====     ====    ====

Of the 168,201 shares outstanding at December 31, 1993, 48,525 shares, 85,575 shares and 14,325 shares are applicable to performance measurement periods ending December 31, 1994, 1995 and 1996, respectively. In January 1994, 7,910 shares were earned and 11,866 shares were forfeited that were applicable to the performance measurement period ending December 31, 1993. Differences between the restricted stock share balances above and the balances included in Common Stockholders' Equity in the accompanying Consolidated Balance Sheet reflect the proportional number of restricted shares for which compensation expense has been recognized.

In conjunction with certain of the restricted stock shares described above, restricted stock units were issued to holders of restricted stock. A restricted stock unit represents one share of common stock to be issued in the future upon the determination by the Compensation Committee that the Company had achieved specified performance goals in excess of the goals set for a corresponding grant of restricted stock. At December 31, 1993 and 1992, 67,614 and 41,118 restricted stock units were outstanding.

H. EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS Substantially all of Transco's employees are covered under a retirement plan offered by either Transco (Transco Retirement Plan), Transco Coal Company (TCC Retirement Plan) or Texas Gas (Texas Gas Retirement Plan).

The benefits under the Transco Retirement Plan are determined by a formula based on the employee's highest 36 consecutive months of earnings out of the last 60 months of service prior to actual retirement date and years of participation in the plan. The TCC Retirement Plan benefit formula considers the employee's earnings for the last 60 months of service. The benefits under the Texas Gas Retirement Plan are determined by a formula based upon years of service and the employee's highest average base compensation during any five consecutive years within the last ten years of employment. All three plans provide for the vesting of employees after five years of credited service. Transco's funding policy is to contribute an amount at least equal to the minimum funding requirements actuarially determined by an independent actuary in accordance with the Employee Retirement Income Security Act of 1974. The plans' assets, which are managed by external investment organizations, include cash and cash equivalents, corporate and government debt instruments, preferred and common stocks, commingled funds, international equity funds and venture capital limited partnership interests.

The following table sets forth the funded status of the plans at October 1, 1993 and 1992, and the amount of prepaid (accrued) pension costs as of December 31, 1993 and 1992 (in thousands):

                                                                                            1993                      1992
                                                                                   ---------------------     ----------------------
                                                                                   Transco       Texas        Transco      Texas
                                                                                   and TCC         Gas        and TCC        Gas
                                                                                    Plans         Plan         Plans        Plan
                                                                                   --------     --------     --------      --------
Actuarial present value of accumulated benefit obligation, including vested benefits of $115,134 for the Transco and TCC Retirement Plans and
  $46,750 for the Texas Gas Retirement Plan at October 1, 1993 and
  $99,335 for the Transco and TCC Retirement Plans and $35,748 for the
  Texas Gas Retirement Plan at October 1, 1992                                     $(125,715)   $(47,542)    $(110,641)    $(36,319)
                                                                                   =========    ========     =========     ========
Actuarial present value of projected benefit obligation                            $(168,252)   $(83,557)    $(148,686)    $(63,269)
Plan assets at fair value                                                            123,109     101,089       111,175       88,517
                                                                                   ---------    --------     ---------     --------
Projected benefit obligation less than (in excess of) plan assets                    (45,143)     17,532       (37,511)      25,248
Unrecognized net loss                                                                  9,425      15,254         1,573        7,317
Unrecognized net asset:
  Transco Retirement Plan at October 1, 1984 being recognized
   over 15 years                                                                      (6,299)         --        (7,350)          --
  Texas Gas Retirement Plan at January 1, 1986 being recognized
   over 19 years                                                                          --     (12,733)           --      (13,883)
Unrecognized prior service cost                                                       (1,813)      4,369        (1,769)       4,652
Activity subsequent to measurement date                                                  161          --           986           --
                                                                                   ---------    --------     ---------     --------
Prepaid (accrued) pension cost                                                     $ (43,669)   $ 24,422     $ (44,071)    $ 23,334
                                                                                   =========    ========     =========     ========

Of the $43.7 million accrued pension cost related to the Transco and TCC Retirement Plans at December 31, 1993, $32.0 million has been classified as a non-current liability and $11.7 million, representing the plans' remaining 1993 plan year contributions and a portion of the plans' 1994 plan year contributions, has been classified as a current liability in the accompanying Consolidated Balance Sheet. The $24.4 million of prepaid pension cost related to the Texas Gas Retirement Plan has been classified as an Other Asset in the accompanying Consolidated Balance Sheet.

The following table sets forth the components of pension cost for all plans, which is included in the accompanying consolidated financial statements, for the years ended December 31, 1993, 1992 and 1991 (in thousands):

                                                               1993          1992           1991
                                                           -----------     ---------     ----------
Service cost--benefits earned during the period            $    11,461     $  11,440     $    11,668
Interest cost on projected benefit obligation                   15,366        16,452          16,467
Actual return on plan assets                                   (29,321)      (23,153)        (50,983)
Net amortization and deferral                                    8,047          (766)         31,723
Early retirement termination benefits                               --            --           5,861
                                                           -----------     ---------     -----------
Pension cost                                               $     5,553     $   3,973     $    14,736
                                                           ===========     =========     ===========

The projected unit credit method is used to determine the actuarial present value of the accumulated benefit obligation and the projected benefit obligation. The following table summarizes the various assumptions used to determine the projected benefit obligation for the plans for the years 1993, 1992 and 1991(1):

                                                           1993        1992    1991
                                                           ----        ----    ----
Discount rate                                              7.25%       7.5%    7.75%
Rate of increase in future compensation levels             5.0%        5.0%    5.0%
Expected long-term rate of return on assets                 10%         10%     10%

(1) Pension costs are determined using the assumptions as of the beginning of the year. The funded status is determined using the assumptions as of the end of the year.

Effective November 15, 1991, an amendment to the Transco Retirement Plan was adopted to allow the lump sum payment of benefits to all current active and terminated vested participants. A lump sum distribution is the discounted present value of a participant's vested benefit. The effect of this amendment was to reduce unrecognized prior service cost by $6.1 million.

During 1991, Transco and its subsidiaries offered a special voluntary retirement program (SVRP) to a certain group of employees. The SVRP included an incentive in the form of increased pension benefits to be paid out of the Transco and Texas Gas Retirement Plans. Approximately 320 employees elected to retire under the SVRP. The net cost of the SVRP to the plans was approximately $5.9 million ($3.7 million, after-tax). In connection with Transco's plans to reduce its work force by a total of 500 employee positions, an additional charge of $18.1 million ($11.4 million, after-tax) was recorded for estimated severance costs.

TRAN$TOCK In January 1987, the Board of Directors approved the establishment of a new employee stock ownership plan called Tran$tock, which subsequently purchased 3,966,942 shares of newly issued Transco common stock at $45 3/8 per share. The Tran$tock plan was funded by a $180 million loan at an interest rate of 7.39% due in 1994. Tran$tock subsequently used $120 million of the funds received from the restructuring of Transco's retirement plan to reduce the outstanding loan balance. Interest and principal on the remaining loan balance of $9 million at December 31, 1993, is being serviced by tax-deductible dividends paid on the common stock held by Tran$tock and contributions by Transco.

Compensation expense of $10.7 million, $11.0 million and $12.1 million related to Tran$tock has been recognized in 1993, 1992 and 1991, respectively. As a result of reductions in dividends on the Company's common stock in 1987 and 1991, the Company is required to make tax-deductible contributions to the plan to service interest and principal on the remaining loan balance. Included in compensation expense above is $7.6 million, $7.7 million and $5.5 million, respectively, related to these contributions and $0.4 million, $0.6 million and $1.5 million, respectively, in tax-deductible dividends on unallocated, unleveraged Tran$tock shares.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS Transco has three plans that provide certain health care and life insurance benefits for retired employees of Texas Gas (Texas Gas Plan), Transco Coal Company (TCC Plan) and Transco and all other subsidiaries (Transco Plan).

The Transco Plan provides medical and life insurance benefits to Transco employees who retire under the Transco Retirement Plan with at least ten years of participation in Transco's group insurance plans and the retirement plan immediately preceding retirement. Effective January 1, 1994, the Transco Plan was amended to require monthly contributions by retirees and to increase annual deductibles, out-of-pocket limits and lifetime maximum benefits per individual.

The Texas Gas Plan provides medical and life insurance benefits to Texas Gas employees who retire under the Texas Gas Retirement Plan with at least five years of service. The Texas Gas Plan is contributory for medical benefits and for life insurance benefits in excess of specified limits.
The TCC Plan provides medical and dental benefits to TCC employees who retire under the TCC Retirement Plan with at least ten years of service and ceases such coverage when retirees attain age 70. Life insurance benefits are not provided to TCC retirees. The TCC Plan is contributory whereby TCC retirees pay premiums to TCC to continue their benefits. Effective July 1, 1993, TCC implemented annual deductibles and out-of-pocket limits for retirees which were further increased effective January 1, 1994.

The medical benefits for all retired Transco employees are currently funded at a specified amount per month and for all retired Texas Gas employees at a specified amount per quarter through trusts established under the provisions of section 501(c)(9) of the Internal Revenue Code. The benefits for retired TCC employees are currently funded on a pay-as-you-go basis.

Prior to 1993, Transco accounted for postretirement benefits other than pensions (primarily health care) on a cash basis, which had been the accounting method followed by most employers. In the first quarter of 1993, Transco adopted SFAS No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions, which requires Transco to accrue, during the years that employees render the necessary service, the estimated cost of providing postretirement benefits other than pensions to those employees. At the January 1, 1993 date of adoption of SFAS No. 106, Transco's postretirement benefits obligation (transition obligation) was $193 million of which $173 million was related to jurisdictional pipeline operations and $20 million was related to non-jurisdictional operations. The transition obligation was reduced by approximately $14 million by the Transco Plan and TCC Plan amendments discussed above. The transition obligation is being amortized over the remaining life of active participants for the Texas Gas Plan and twenty years for the Transco and TCC Plans.

The following table sets forth the three plans' combined funded status at December 31, 1993 reconciled with the accrued postretirement benefits cost included in Transco's Consolidated Balance Sheet at December 31, 1993 (in thousands):

                                                                                   1993
                                                                                ---------
Accumulated postretirement benefit obligation:
  Retirees                                                                      $(121,367)
  Fully eligible active plan participants                                         (43,650)
  Other active plan participants                                                  (47,802)
                                                                                ---------
                                                                                 (212,819)
Plans assets at fair value                                                         36,336
                                                                                ---------
Accumulated postretirement benefit obligation in excess of plan assets           (176,483)
Unrecognized net gain                                                              (2,776)
Unrecognized transition obligation                                                169,488
                                                                                ---------
Accrued postretirement benefit cost                                             $  (9,771)
                                                                                =========

The following table sets forth the components of the net periodic postretirement benefit cost, which is included in the accompanying consolidated financial statements for the year ended December 31, 1993 (in thousands):

                                                                      1993
                                                                    --------
Service cost--benefits earned during the period                     $  5,514
Interest cost on accumulated postretirement benefit obligation        16,127
Actual return on plan assets                                          (2,976)
Amortization of transition obligation                                  9,480
Net amortization and deferral                                          1,329
                                                                    --------
Net periodic postretirement benefit cost                              29,474
Less deferral of costs not included in jurisdictional rates            5,013
                                                                    --------
Net periodic postretirement benefit cost, net of deferred costs     $ 24,461
                                                                    ========

The cost of providing these benefits for retirees and survivors during 1992 and 1991 on a pay-as-you-go-basis were $10.1 million and $9.4 million, respectively.

The annual expense is subject to change in future periods as a result of, among other things, the passage of time, changes in participants, changes in plan benefits and changes in assumptions upon which the estimates are made.

For measurement purposes as of December 31, 1993, the initial annual rate of increase in the per capita cost of covered health care benefits was assumed to be 12%. The rate was assumed to decrease gradually to 6% for the year 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation for health care benefits as of January 1, 1994 by 13% and the aggregate of the service and interest cost components of the net periodic postretirement health care benefit cost for 1994 by 16%.

To determine the accumulated postretirement benefit obligation, all three plans used a discount rate of 7.25% and a salary growth assumption of 5.0% per annum. Plan assets are managed by external investment organizations and include cash and cash equivalents, commingled funds, preferred and common stocks and government and corporate debt instruments. The expected long-term rate of return on plan assets was 7% after taxes. Realized returns on plan assets are subject to federal income taxes at a sliding scale that reaches a 39.6% tax rate.

In January and November 1993, TGPL and Texas Gas, respectively, began recovering in rates their postretirement benefits costs accrued under SFAS No.
106. For the period January 1993 through October 1993, Texas Gas deferred the difference between its postretirement benefits expense accrued under SFAS No. 106 and the amount it collected in rates and recorded a regulatory asset of $5 million as of November 1, 1993. Texas Gas has proposed to recover this amount in rates over a 36-month period beginning November 1, 1993.

Transco believes that all costs of providing postretirement benefits to its employees are necessary and prudent operating expenses and that such costs associated with its jurisdictional natural gas pipeline operations will be recoverable in rates. Since most of Transco's current employees are associated with its regulated operations, adoption of SFAS No. 106 did not have a material adverse effect on Transco's financial position or results of operations.

I. INCOME TAXES

Following is a summary of the benefit of income taxes for 1993, 1992 and 1991 (in thousands):

                                     1993         1992            1991
                                  ---------    ----------       ---------
Federal:
  Current                         $   6,808    $  (20,983)      $  40,708
  Deferred                          (37,349)      (18,526)       (137,489)
                                  ---------    ----------       ---------
                                    (30,541)      (39,509)        (96,781)
State and municipal                  12,460        11,574           2,010
                                  ---------    ----------       ---------
Benefit of income taxes           $ (18,081)   $  (27,935)      $ (94,771)
                                  =========    ==========       =========

On August 10, 1993, the Omnibus Budget Reconciliation Act of 1993 was signed into law. Among its provisions was an overall increase in corporate federal income tax rates from 34% to 35% effective January 1, 1993. As a result, Transco recognized additional income tax expense of $1.6 million in 1993 related to the increase in corporate federal income tax rates.

Following is a reconciliation of the statutory federal income tax rate to the effective tax rate (in thousands):

                                                                   1993                      1992                     1991
                                                          ---------------------     ---------------------    ---------------------
                                                                       Percent                   Percent                  Percent
                                                                      of Pretax                 of Pretax                of Pretax
                                                            Amount      Income        Amount      Income       Amount      Income
                                                          ---------    --------     ---------    --------    ---------    --------
Taxes computed by applying statutory rate                 $ (20,247)    (35.0)%     $ (28,168)    (34.0)%    $ (85,174)    (34.0)%
TGPL's amortization of over funded tax liabilities           (7,675)    (13.3)         (7,675)     (9.3)        (7,675)     (3.1)
Statutory depletion in excess of cost depletion
 on coal properties                                          (3,585)     (6.2)         (1,744)     (2.1)        (3,469)     (1.4)
Adjustment of deferred taxes for effects of
 federal income tax rate increase                             1,648       2.8              --        --             --        --
Section 29 credits                                           (2,163)     (3.7)         (2,811)     (3.4)        (1,896)     (0.8)
Tran$tock compensation                                          913       1.6             911       1.1          1,655       0.7
Other, net                                                      568       1.0             (22)       --           (222)       --
                                                          ---------     -----       ---------     -----      ---------     -----
Benefit of federal income taxes                           $ (30,541)    (52.8)%     $ (39,509)    (47.7)%    $ (96,781)    (38.6)%
                                                          =========     =====       =========     =====      =========     =====

Deferred income taxes result from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years, or temporary differences resulting from events that have been recognized in the financial statements that will result in taxable or deductible amounts in future years. The tax effect of each type of temporary difference and carryforward reflected in deferred income tax benefits and liabilities as of December 31, 1993 and 1992 are as follows (in thousands):

(Assets) Liabilities                                                                                     1993         1992
- --------------------                                                                                  ---------    ----------
Unused alternative minimum tax credits                                                                $ (87,255)    $ (88,471)
Federal income tax benefit for state income taxes                                                       (12,334)       (9,325)
Oil and gas exploration and development costs capitalized for financial
  purposes but expensed for tax purposes, net                                                            (1,839)      (32,381)
Producer settlements, legal and regulatory issues expensed for financial
  purposes but deferred for tax purposes, net                                                           (19,395)      (20,155)
Restructuring costs expensed for financial purposes but deferred for tax purposes until paid            (15,413)       (5,572)
Other, net                                                                                              (10,934)       (3,723)
Depreciation differences on gas transmission plant, net                                                 320,837       296,558
Depreciation differences on gas gathering and liquids separation and fractionation plant, net             9,919        10,422
Depreciation, depletion and amortization differences related to coal operations, net                     42,201        42,984
Allowance for funds used during construction                                                             14,331        12,730
Differences between tax and book basis of partnership interests                                          14,525        68,359
Gas costs expensed for tax purposes but deferred for financial purposes until recovered through
  future rates, net                                                                                       8,157        (1,903)
                                                                                                      ---------     ---------
Net deferred income tax liability                                                                     $ 262,800     $ 269,523
                                                                                                      =========     =========

At December 31, 1993, Transco had, for federal income tax purposes, estimated alternative minimum tax credits of $87.3 million with no expiration date. These credits have been recognized for financial statement purposes as a reduction of its deferred tax liability.

J. DISCONTINUED OPERATIONS AND SALES OF ASSETS

SALE OF POWER GENERATION SUBSIDIARY On June 30, 1993, Transco entered into a definitive agreement to sell the common stock of Transco Energy Ventures Company (TEVCO) to National Power America, Inc., a subsidiary of National Power PLC, for $160 million in cash, subject to certain adjustments. The sale closed on September 13, 1993. Transco received adjusted cash proceeds of $150 million and recorded a gain on the sale of $50.5 million pre-tax, $31.6 million after-tax, in the third quarter of 1993. The sales agreement provides for a net worth adjustment (including advances) to the purchase price subsequent to closing to reflect the net increase or decrease in the net worth of TEVCO between March 31, 1993 and September 13, 1993. The sales agreement also provides for a Transco indemnity to National Power in the event that National Power elects to resell certain assets of TEVCO and such assets are sold for less than specified amounts.

The Power Generation segment has been classified in the Consolidated Statement of Operations as discontinued operations; and, as such, revenues and expenses have been excluded from the results of continuing operations. Prior year results of the Power Generation segment have been reclassified to conform with this presentation.

Operating results of the discontinued operations were as follows (in thousands):

                                                                      1993         1992          1991
                                                                   ---------     ---------     ---------
Revenues                                                           $  16,167     $  35,275     $  26,766
Costs and expenses                                                    15,824        31,001        32,638
                                                                   ---------     ---------     ---------
Income (loss) before income taxes                                        343         4,274        (5,872)
Provision for (benefit of) income taxes                                  436         1,625        (1,162)
                                                                   ---------     ---------     ---------
Net income (loss) from operations of discontinued segment          $     (93)    $   2,649     $  (4,710)
                                                                   =========     =========     =========

SALE OF OIL AND GAS SUBSIDIARY On July 8, 1992, the Company entered into a definitive agreement to sell its wholly-owned oil and gas subsidiary, Transco Exploration and Production Company (TEPCO), for $45 million, subject to certain adjustments. This transaction was closed on July 31, 1992. The Company recognized a $56.3 million loss, $36.9 million after-tax, in 1992 in connection with this sale.

SALE OF GAS GATHERING AND PIPELINE ASSETS On June 5, 1992, the Company and certain of its subsidiaries entered into a definitive agreement to sell their interests in certain gas gathering and pipeline assets, including the High Island Offshore System, the U-T Offshore System, the Green Canyon Pipe Line Company and the Louisiana Offshore Pipeline System, for $65 million, subject to certain adjustments. This transaction was closed on July 20, 1992. The Company recognized a $6.6 million loss, $4.6 million after-tax, in 1992 in connection with the sale of these assets.

SALE OF TXP'S ASSETS In June 1992, TXP entered into a definitive agreement to sell its interest in the West Chalkley property, the most significant asset remaining to be sold under TXP's plan of liquidation, for $82 million, subject to certain adjustments. On September 30, 1992, TXP paid a final liquidating distribution of $1.06 per unit to unitholders of record on September 21, 1992. Transco received $61.6 million in cash distributions as a result of the liquidation of TXP and recorded a $17.7 million gain, $11.7 million after-tax.

SALE OF GAS GATHERING ASSETS AND A LIQUIDS SEPARATION PLANT On May 12, 1992, the Company entered into a definitive agreement to sell its interests in certain non-jurisdictional gas gathering assets and a liquids separation plant known as the TOMCAT facilities for $24.9 million. This transaction was closed on July 31, 1992. The Company recognized an $18.5 million loss, $12.2 million after-tax, in 1992 in connection with the sale of its interests in these assets.

SALE OF COAL FACILITIES In 1993, Transco Coal Company (TCC) sold a coal loading and storage facility for $0.5 million. The Company recognized a $0.9 million loss, $0.5 million after-tax, in 1993 in connection with this sale. In 1991, TCC completed the sale of its barge terminal and railroad facilities to subsidiaries of CSX Corporation for approximately $16 million.

SALE OF OTHER ASSETS In 1993, the Company sold a miscellaneous non-essential asset for $0.7 million. In 1992, the Company sold miscellaneous non-essential assets for aggregate proceeds of approximately $13 million. The Company recognized a $3.0 million loss, $2.0 million after-tax, during 1992 in connection with these sales.

K. INVESTMENT IN UNCONSOLIDATED AFFILIATES AND NOTES RECEIVABLE

INVESTMENT IN UNCONSOLIDATED AFFILIATES As of December 31, 1993, Transco had investments in various companies that are constructing and operating natural gas gathering and processing facilities, liquids separation facilities, intrastate pipelines located onshore and offshore Texas and Louisiana and an interstate pipeline in the states of New York and New Jersey. Of these investments, $12 million are in partnerships in which Transco is a general partner. Transco's credit risk exposure in the event of nonperformance by the investees is the book value of the investment and the obligations that may be incurred as a general partner. The remaining investments are in joint ventures in which Transco's credit risk exposure in the event of nonperformance by the investees is limited to the book value of the investment. As discussed in Note C, Transco settled litigation with Corpus Christi on terms whereby Transco acquired Corpus Christi's 50% interest in the Corpus Christi General Partnerships in October 1993. Also, as discussed in Note J, Transco sold the common stock of TEVCO, Transco's subsidiary in the Power Generation segment, in September 1993. Following is a summary of Transco's investment in unconsolidated affiliates (amounts in thousands):

                                                                 Investment             Equity in Earnings (Losses)
                                                            --------------------    ---------------------------------------
                                                                 December 31,             Years ended December 31,
                                                  Percent   --------------------    ---------------------------------------
Segment/Investment                               Ownership    1993        1992       1993          1992             1991
- ------------------                               ---------  --------    --------    -------      ---------       ----------
Pipelines
  Liberty Pipeline Company                         35.00%   $  3,374    $  2,073    $  309       $      13       $       --
  High Island Offshore System (sold in 1992)       40.00%         --          --        --           1,343            4,461
  U-T Offshore System (sold  in 1992)              33.33%         --          --        --             252              255
  Other                                           various      2,986       4,649        11              59              151
                                                            --------    --------    ------       ---------       ----------
                                                               6,360       6,722       320           1,667            4,867
                                                            --------    --------    ------       ---------       ----------
Gas Marketing
  Corpus Christi General Partnerships              50.00%         --       1,648      (185)           (173)            (261)
  Cameron Meadows Processing Plant                 50.00%      9,804      10,493      (544)          1,110            1,414
  Other                                           various      6,543       3,204      (155)             (7)             417
                                                            --------    --------    ------       ---------       ----------
                                                              16,347      15,345      (884)            930            1,570
                                                            --------    --------    ------       ---------       ----------
Power Generation (sold in 1993)
  Hopewell Cogeneration, Inc.                      25.00%         --       4,971        --              --               --
  Oyster Creek Limited Partnership                 50.00%         --       3,058        --              --               --
  Other                                           various         --       4,438        --              --               --
                                                            --------    --------    ------       ---------       ----------
                                                                  --      12,467        --              --               --
                                                            --------    --------    ------       ---------       ----------
Gas Gathering
  Corpus Christi General Partnerships              50.00%         --      39,215    (2,126)           (963)          (3,406)
  Other                                           various      6,541       7,880       (93)            839              416
                                                            --------    --------    ------       ---------       ----------
                                                               6,541      47,095    (2,219)           (124)          (2,990)
                                                            --------    --------    ------       ---------       ----------
Other                                             various      2,206          --     3,018           2,954            2,843
                                                            --------    --------    ------       ---------       ----------
Consolidated                                                $ 31,454    $ 81,629    $  235       $   5,427       $    6,290
                                                            ========    ========    ======       =========       ==========

NOTES RECEIVABLE In April 1991, TGPL accepted a note receivable in consideration for the conveyance of certain interests in a gas field and related processing plant to a producer. The note was to be repaid out of proceeds from the field production and plant revenues. However, in October 1993, the producers sold the gas field and related processing plant. TGPL's portion of the sales proceeds was used to reduce the outstanding note receivable. The remaining balance plus certain associated costs were written off in September 1993 resulting in an after-tax non-cash charge of $12.5 million.

As discussed in Note C, Transco settled litigation with Corpus Christi on terms whereby Transco acquired Corpus Christi's interest in the Corpus Christi General Partnerships, which resulted in the termination of the notes receivable from Corpus Christi General Partnerships in October 1993.

As discussed in Note J, Transco sold the common stock of TEVCO, Transco's subsidiary in the Power Generation segment, in September 1993.

In connection with the sale of TEPCO in July 1992, Transco received an unsecured promissory note of $2 million due in 1997 from Forest Oil Corporation.

In connection with the sale of Petro Source Corporation (Petro Source) in September 1988, Transco received subordinated notes of $15 million due in 1995 from Petro Source and its parent, Petro Source Investments, Inc. Petro Source is based in Texas and markets crude oil, natural gas liquids and petroleum products throughout the Gulf Coast states, East Coast states and Nevada. Of the remaining outstanding $15 million subordinated notes, $11 million is secured by the common stock of Petro Source and $1.9 million is secured by the assets of Petro Source. Subsequent to the original issuance of the $11 million note, the maturity date was extended to 1998.

Transco's credit risk exposure in the event of nonperformance by the borrowers is limited to the book value of the notes. Transco's policy for collateral on these notes is to take a mortgage if the note is related to real property or to take a security interest if the note is related to personal property.

Following is a summary of Transco's notes receivable as of December 31, 1993 and 1992 (in thousands):

                                                 Notes Receivable
                                             --------------------------
                                                   December 31,
                                             --------------------------
Segment/Receivable From                        1993             1992
- -----------------------                      --------         ---------
Pipelines                                    $     --         $  15,723
                                             --------         ---------
Gas Marketing
  Corpus Christi General Partnerships              --             2,194
                                             --------         ---------
Power Generation (sold in 1993)
  Hartwell Energy Limited Partnership              --            18,200
  Other                                            --             8,947
                                             --------         ---------
                                                   --            27,147
                                             --------         ---------
Gas Gathering
  Corpus Christi General Partnerships              --            43,053
                                             --------         ---------
Other
  Petro Source Investments, Inc.               11,000            11,000
  Petro Source Corporation                      1,929             2,314
  Forest Oil Corporation                        2,000             2,000
                                             --------         ---------
                                               14,929            15,314
                                             --------         ---------
Consolidated                                 $ 14,929         $ 103,431
                                             ========         =========

L. INVESTMENT IN NONOPERATING INTEREST IN COALBED METHANE PROPERTIES
The coalbed methane project, to date, has not performed up to the original expectations and the project encountered higher-than-originally-anticipated costs. Commencing in October 1991, a comprehensive study was undertaken to reevaluate the performance and economic viability of the coalbed methane project. This study included, among other things, a review of both the developed and undeveloped properties, applied technologies and procedures and the causes for the higher-than-anticipated costs. As a result of the study, Transco recorded in the fourth quarter of 1991 a charge to earnings of $97.0 million, $64.0 million after-tax, $2.18 per share, attributable to a reduction in the book value of the coalbed methane properties.

Transco, through its subsidiary Magnolia Methane Corp. (Magnolia), assumed operatorship of the coalbed methane project in February 1992. On July 9, 1993, Magnolia and TECO Coalbed Methane, Inc. (TECO), a subsidiary of TECO Energy Inc., agreed to transfer Magnolia's interest in 500 wells in the Black Warrior Basin of Alabama to TECO. In exchange for the transfer of its interest, Magnolia received $15.5 million in cash plus future production payments based on various percentages of net proceeds, as defined, generated from gas production from the properties and tax credits under Section 29 of the Internal Revenue Code of 1986. The transaction was completed on August 6, 1993. The $15.5 million of proceeds were treated as a recovery of capitalized costs with no gain or loss recognized. Under the terms of the agreement, before Magnolia begins to receive payments for its nonoperating interest, TECO is entitled to recover its initial cash investment and a return thereon. Magnolia is entitled to receive production payments until the termination date which is the earlier of (i) December 31, 2005, or (ii) such date as it is determined that 85% of the economically recoverable reserves existing at July 1, 1993 have been recovered from the transferred properties. As of December 31, 1993, Transco had not received any payments pursuant to the agreement. Although all future development costs will be borne by TECO, TECO is under no obligation to invest in or develop any gas production from the coalbed methane properties. Magnolia has agreed to indemnify TECO from certain liabilities (including environmental liabilities) relating to Magnolia's coalbed methane properties. Transco has guaranteed performance of Magnolia's obligations under the agreement and Transco Energy Marketing Company's (TEMCO) obligation to purchase gas from certain of the coalbed methane properties.

Transco's remaining investment is subject to a ceiling test that limits the investment to the aggregate of the present value of future net revenues of proved properties and the lower of cost or fair value of unproved properties. Transco's limitation at December 31, 1993, was calculated using estimated future production payments to be received from TECO based on year-end gas prices and the cost of currently unevaluated properties. Based on that calculation, Transco recorded a non-cash charge of $70.0 million, $45.5 million after-tax, $1.16 per share, to reduce the book value of its nonoperating interest in the coalbed methane properties.

At December 31, 1993, Transco's investment totalled $131 million (after the effects of the $97 million charge in 1991, the $70 million charge in 1993 and the $15.5 million of cash proceeds received from TECO). Of the total $131 million investment, approximately $93 million relates to Transco's investment in unproved properties and was incurred primarily during 1991 and prior years. These unproved properties are excluded from amortization until a determination has been made as to the existence of proved reserves or that an impairment has occurred. Transco will continue to monitor the status of the unproved properties as well as TECO's future plans for development of the unproved properties. TECO has advised Transco that it expects to have an evaluation of the unproved properties completed by the end of 1995.

At December 31, 1993, 500 wells had been drilled on the coalbed methane properties transferred to TECO, of which 322 were completed and 139 were producing gas at a combined rate of approximately 12 to 13 million cubic feet per day (MMcf/d) (unaudited). Based on reserve engineering studies prepared by Ryder Scott Company and H. J. Gruy and Company, proved gas reserves net to TECO and the Company's interest are estimated to be approximately 75 billion cubic feet (Bcf) as of January 1, 1994 (unaudited). There are significant uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production and the timing and amount of future costs. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way and estimates of other engineers might differ materially from those of Ryder Scott Company and H. J. Gruy and Company. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate, and, as a general rule, reserve estimates based upon volumetric analysis are inherently less reliable than those based on lengthy production history. Accordingly, reserve estimates are often different from the quantities of oil and gas that ultimately are recovered.

The ultimate recovery of Transco's remaining investment depends on production from the properties and future gas prices. The Company cannot predict at this time the ultimate results of these operations or the amounts of reserves that may ultimately be recoverable. If future development operations do not result in establishing sufficient reserves to recover the Company's remaining coalbed methane investment, or if other factors cause the Company's evaluation of its investment to diminish, additional reductions in the book value of the Company's investment would be required in future periods through non-cash charges to earnings. Any resulting non-cash charge to earnings could reduce the Company's financial flexibility, including its ability to remain in compliance with certain restrictive provisions in various debt instruments and to pay dividends on its capital stock.

At December 31, 1993, Transco's investment in the Magnolia Pipeline totalled $68 million. The ultimate recovery of Transco's investment in the Magnolia Pipeline is dependent on transportation of gas produced in the Black Warrior Basin, including production from the properties transferred to TECO, as well as transportation of gas from other sources.

M. COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

TGPL has a 20-year lease agreement for its headquarters building which expires in 2004. The lease is with Transco Tower Limited, a partnership in which Transco has an indirect 12.5% interest. TGPL has an option to renew and extend the existing lease term under the same provisions for three successive renewal terms of five years each.

The future minimum lease payments under the Company's various operating leases are as follows (in thousands):


                                               Operating Leases
                                  -------------------------------------------
                                  Transco Tower   Other Leases        Total
                                  -------------   ------------     ----------
1994                              $    27,250       $  5,875       $   33,125
1995                                   27,250          5,132           32,382
1996                                   27,250          1,869           29,119
1997                                   27,250             --           27,250
1998                                   27,250             --           27,250
Thereafter                            143,061             --          143,061
                                  -----------       --------       ----------
 Total minimum obligations        $   279,311       $ 12,876       $  292,187
                                  ===========       ========       ==========

Total consolidated lease expense is as follows (in thousands):

                                     1993        1992          1991
                                  ---------    ---------    ---------
Transco Tower lease expense       $  24,810    $  23,791    $  22,321
Other lease expense                  13,236       15,462       16,346
                                  ---------    ---------    ---------
 Total                            $  38,046    $  39,253    $  38,667
                                  =========    =========    =========

LONG-TERM GAS PURCHASE CONTRACTS

Certain of Transco's subsidiaries have long-term gas purchase contracts containing take-or-pay provisions and prices which are not variable market based. Future changes in market conditions affecting the volumes of gas sold and prices of natural gas may expose the Company to financial risks pursuant to these provisions.

Pursuant to a settlement that TGPL has with all its customers, TGPL has in place a gas inventory charge (GIC) designed to allow TGPL to recover its above-spot-market gas costs through March 31, 2001. TGPL believes that the GIC agreed to with its customers will be adequate to enable full recovery of its above-spot-market gas costs. However, TGPL is at risk for any above-spot-market gas costs it may incur in excess of the amounts recovered under the GIC.

During 1993, as part of Texas Gas' restructuring under Order 636, Texas Gas engaged in negotiations with suppliers which have resulted in the successful termination of approximately 90% of Texas Gas' deliverability under its gas purchase contracts with pricing provisions that are not variable market based. Gas purchased under its remaining contracts with pricing provisions that are not variable market based is being resold at a monthly auction pursuant to Order 636. Texas Gas continues to pay to the supplier the actual contract price and is entitled to file for full recovery of the difference between the contract price and the amount received for sales at auction as GSR costs under Order 636.

Through December 31, 1993, Texas Gas had paid or committed to pay a total of $38 million for GSR costs, primarily as a result of the contract terminations. As of December 31, 1993, Texas Gas had paid $13 million of such costs; the remaining $25 million was recorded as a current liability in the accompanying Consolidated Balance Sheet. Pursuant to Order 636, Texas Gas may file to recover 100% of these costs as GSR costs.

At December 31, 1993, TEMCO had no minimum purchase commitments under long-term gas purchase contracts with pricing provisions that are not variable market based or at a significant premium to market prices. During 1993, the termination of certain contracts and the realignment of Gas Marketing eliminated those purchase commitments that had been at fixed prices or at variable prices at a significant premium to market price.

TEMCO has entered into sales agreements with customers that provide for above-spot-market gas sales prices and expects such sales agreements will be adequate to permit TEMCO to recover its gas purchase costs. However, because certain of its gas purchase contracts contain floor price provisions, a low spot market price environment of $1.50 or less may expose TEMCO to financial risks of not fully recovering its gas costs.

Transco's basic business policy is to perform under the terms and conditions of its contractual obligations. To achieve this objective, an operating plan is utilized to monitor the current status of contractual obligations under each gas purchase agreement, whereby the obligation- to-date is matched against the performance-to-date. Any overperformance or underperformance is corrected by appropriate adjustments to the operating plan over the remainder of the period of the agreement. Deliverability tests, actual takes and prices paid are some of the factors reviewed at least monthly, and in most cases weekly, in order to ensure that performance is proceeding according to plan. Since Transco has been and expects to continue to be able to perform in accordance with its contract terms, no provision has been recorded for future loss. Transco does not believe that financial risks associated with its long-term gas purchase contracts are material to the Company's consolidated financial position or results of operations.

ROYALTY COMMITMENTS

TCC has various coal lease agreements which require minimum annual royalty payments. Royalties on actual production from these leases are available to offset the minimum annual obligation. These minimum royalties total $6.1 million, $6.0 million, $5.6 million, $5.4 million and $5.0 million for the years 1994 through 1998, respectively, and $26.7 million for all years thereafter.

In connection with TGPL and Texas Gas' renegotiations of supply contracts with producers to resolve take-or-pay and other contract claims and to amend gas purchase contracts, TGPL and Texas Gas have each entered into certain settlements which may require the indemnification by TGPL or Texas Gas of certain claims for royalties which the producer may be required to pay as a result of such settlements (see Note C. Legal Proceedings--Other Litigation and Claims).

WORKERS' COMPENSATION RESERVES

Coal mining subsidiary companies of TCC are liable under the Federal Coal Mine Health and Safety Act of 1969, as amended, to pay pneumoconiosis (black lung) benefits to eligible employees and former employees, and their dependents. The subsidiaries also are liable under various state statutes for black lung and for other types of workers' compensation claims (traumatic claims). A self-insurance program is maintained for all black lung claims. Traumatic claims are self-insured up to certain limits and independent insurance carriers cover those claims not self- insured.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

TRADE RECEIVABLES As of December 31, 1993, approximately $160 million or 82% of Transco's trade receivables was associated with the operations of the Pipelines and Gas Marketing segments. These trade receivables primarily are due from local distribution companies and other pipeline companies predominantly located in the eastern and midwestern United States. Approximately $18 million or 9% of Transco's trade receivables was associated with the operations of the Coal segment and primarily is due from electric utilities and industrial customers throughout the eastern United States. An additional $16 million or 8% of Transco's trade receivables was associated with fuel sales to the operator of a cogeneration plant located in the eastern United States. Transco's credit risk exposure in the event of nonperformance by the other parties is limited to the face value of the receivables. No collateral is required on these receivables.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

INTEREST RATE SWAPS Under its liability management program, in July 1992, Transco executed five-year interest rate swap agreements with a group of banks that effectively converted $300 million of Transco's fixed-rate debt into floating-rate debt. Under the swap agreements, Transco will pay a floating rate of interest that is tied to the six-month LIBOR. In exchange for the floating rate of interest paid by Transco, the banks will pay Transco fixed rates of interest that average 6.37%. The difference paid or received under the interest rate swap arrangements is charged or credited to interest expense over the life of the agreements. The estimated market value of the interest rate swap agreements is approximately $10 million at December 31, 1993. The market value is determined by taking the present value of the difference between the contracted fixed rate received and the December 31, 1993 market rates for fixed rate/LIBOR swaps with maturities equal to the time remaining. The present value is calculated using an implied forward six-month rate curve.

Also under its liability management program, in January 1994, Transco executed five-year interest rate swap agreements with this same group of banks to convert another $150 million of fixed-rate debt into floating-rate debt. Transco will pay a floating rate of interest tied to the six-month LIBOR and receive interest from the banks at an average fixed rate of interest of 5.23%.

Transco is exposed to interest rate risk in the event that the floating rates to be paid by Transco rise above the fixed rates to be paid to Transco.

FUTURES CONTRACTS Transco has been a party to various futures contracts in the management of its interest rate exposure and its natural gas and natural gas liquids marketing activities. Gains and losses on interest rate forward contracts designated as hedges of interest rate exposure are deferred and recognized as interest income or interest expense over the lives of the hedged liabilities. Futures contracts used in marketing activities and designated as speculative transactions are carried at market value with gains and losses recognized currently. Futures contracts designated as hedges are carried at market value with gains and losses deferred until the hedged marketing activity is included in current net income or loss. As of December 31, 1993, open contracts on gas and liquids marketing activity designated as speculative transactions had an immaterial market value. These contracts are expected to be closed from January 1994 through December 1994. The market value of the open contracts designated as speculative transactions is calculated using the difference between the contract prices and the applicable New York Mercantile Exchange (NYMEX) closing prices at December 31, 1993. As of December 31, 1993, in connection with open contracts on gas and liquids marketing activity designated as hedges, Transco recorded a deferred gain of approximately $0.5 million. These contracts are expected to be closed from February 1994 through October 1994. The market value of the open contracts designated as hedged transactions is calculated using the applicable NYMEX prices at December 31, 1993. Transco is exposed to market risk on these contracts to the extent of changes in the market prices for natural gas and liquids between December 31, 1993, and the date the contracts are closed. However, market risk exposure on hedged transactions is offset by the gain or loss recognized upon the sale of the products that are hedged. While market values are used to express the amounts of futures contracts, the amounts potentially subject to credit risks, in the event of nonperformance by third parties, are substantially smaller.

N. FAIR VALUE OF FINANCIAL INSTRUMENTS

CASH AND SHORT-TERM FINANCIAL ASSETS AND LIABILITIES

For short-term instruments, the carrying amount is a reasonable estimate of fair value due to the short maturity of those instruments. For current maturities of long-term debt which is publicly traded, the fair value is estimated based on quoted market prices at year end, less accrued interest.

LONG-TERM NOTES RECEIVABLE

The carrying amount for all long-term notes receivable is a reasonable estimate of fair value since these notes earn an appropriate rate of interest for the risk involved.

LONG-TERM DEBT

Effectively all of the Company's debt is publicly traded, therefore fair value is estimated based on quoted market prices at year end, less accrued interest.

The carrying amount and estimated fair values of the Company's financial instruments as of December 31, 1993 and 1992 are as follows (in thousands):


                                                     Carrying Amount                   Fair Value
                                               --------------------------      ---------------------------
                                                  1993            1992            1993             1992
                                               ----------      ----------      ----------       ----------
Financial assets:
  Cash and short-term financial assets         $  251,498      $   64,800      $  251,498       $   64,800
  Long-term notes receivable                       14,929          78,984          14,929           78,984
Financial liabilities:
  Short-term financial liabilities                461,166         393,294         459,776          393,294
  Long-term debt, less current maturities       1,799,251       1,833,729       1,850,349        1,769,034

O. QUARTERLY INFORMATION (UNAUDITED)

The following summarizes selected quarterly financial data for 1993 and 1992 (in thousands, except per share amounts):

                                                            First           Second             Third               Fourth
                                                           Quarter          Quarter           Quarter              Quarter
                                                         -----------      -----------       -----------          -----------
1993
      Operating revenues                                 $   779,674      $   679,920       $   674,960          $   787,372
      Operating expenses                                     692,471          618,408           687,556 (1)          777,209 (2)
                                                         -----------      -----------       -----------          -----------
      Operating income (loss)                                 87,203           61,512           (12,596)              10,163
                                                         -----------      -----------       -----------          -----------
      Other (income) deductions:
        Interest expense                                      48,662           47,543            47,114               46,962
        Other (income) and deductions, net                     1,423            1,611             2,055                4,408
                                                         -----------      -----------       -----------          -----------
            Total other deductions                            50,085           49,154            49,169               51,370
                                                         -----------      -----------       -----------          -----------
      Income (loss) from continuing operations
        before income taxes                                   37,118           12,358           (61,765)             (41,207)
      Provision for (benefit of) income taxes                 14,111            4,274           (18,600)             (17,866)
                                                         -----------      -----------       -----------          -----------
      Income (loss) from continuing operations                23,007            8,084           (43,165)             (23,341)
                                                         -----------      -----------       -----------          -----------
      Income (loss) from operations of discontinued
        segment, net of income taxes                             113             (206)               --                   --
      Gain on sale of discontinued segment, net of
        income taxes                                              --               --            31,572                   --
                                                         -----------      -----------       -----------          -----------
      Net income (loss) from discontinued operations             113             (206)           31,572                   --
                                                         -----------      -----------       -----------          -----------
      Net income (loss)                                       23,120            7,878           (11,593)             (23,341)
      Dividends on convertible preferred stock                 6,433            6,432             6,433                5,749
                                                         -----------      -----------       -----------          -----------
      Common stock equity in net income (loss)            $   16,687      $     1,446       $   (18,026)         $   (29,090)
                                                         ===========      ===========       ===========          ===========
      Primary earnings (loss) per share of common
        stock and common stock equivalents                $     0.42      $      0.04       $     (0.46)         $     (0.73)
                                                         ===========      ===========       ===========          ===========
      Average shares of common stock and common stock
        equivalents outstanding                               39,300           39,306            38,990               39,850
                                                         ===========      ===========       ===========          ===========

1992
      Operating revenues                                  $  653,431      $   610,770       $   642,696          $   785,442
      Operating expenses                                     643,799(3)       554,597           595,780              714,504
                                                         -----------      -----------       -----------          -----------
      Operating income                                         9,632           56,173            46,916               70,938
                                                         -----------      -----------       -----------          -----------
      Other (income) deductions:
        Interest expense                                      52,811           51,032            53,333               48,338
        Other (income) and deductions, net                    14,761(4)        63,316(5)        (17,536)(6)           (2,468)(7)
                                                         -----------      -----------       -----------          -----------
            Total other deductions                            67,572          114,348            35,797               45,870
                                                         -----------      -----------       -----------          -----------
      Income (loss) from continuing operations
        before income taxes                                  (57,940)         (58,175)           11,119               25,068
      Provision for (benefit of) income taxes                (19,042)         (18,982)            3,698                6,391
                                                         -----------      -----------       -----------          -----------
      Income (loss) from continuing operations               (38,898)         (39,193)            7,421               18,677
                                                         -----------      -----------       -----------          -----------
      Income (loss) from operations of discontinued
        segment, net of income taxes                              56             (178)             (670)               3,441
                                                         -----------      -----------       -----------          -----------
      Net income (loss) from discontinued operations              56             (178)             (670)               3,441
                                                         -----------      -----------       -----------          -----------
      Net income (loss)                                      (38,842)         (39,371)            6,751               22,118
      Dividends on convertible preferred stock                 6,433            6,432             6,433                6,432
                                                         -----------      -----------       -----------          -----------
      Common stock equity in net income (loss)            $  (45,275)     $   (45,803)      $       318          $    15,686
                                                         ===========      ===========       ===========          ===========
      Primary earnings (loss) per share of common
        stock and common stock equivalents                $    (1.52)     $     (1.52)      $      0.01          $      0.42
                                                         ===========      ===========       ===========          ===========
      Average shares of common stock and common stock
        equivalents outstanding                               29,777           30,087            30,788               37,730
                                                         ===========      ===========       ===========          ===========

(1) Includes $20,125 charge for write-off of note receivable and $50,269 charge for Corpus Christi settlement.
(2) Includes $70,000 charge to reduce book value of coalbed methane properties.
(3) Includes $35,200 charge to reduce book value of oil and gas properties and $31,000 provision for producer settlements.
(4) Includes $19,524 provision for losses on sales of assets.
(5) Includes $66,047 provision for losses on sales of assets.
(6) Includes $17,666 gain on final liquidating distribution from TXP.
(7) Includes $1,165 reduction to provision for losses on sales of assets.